As filed with the U.S. Securities and Exchange Commission on September 28, 2010
Registration No. 333-166979

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 8
TO
FORM F-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Boralex Inc.
(Exact name of Registrant as specified in its charter)

Canada	4911	98-0480684
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
772 Sherbrooke Street West, Suite 200
Montréal, Québec
Canada H3A 1G1
(514) 284-9890
(Address and telephone number of Registrant’s principal executive offices)
National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, NY 10001
(800) 767-1553
(Name, address and telephone number of agent for service in the United States)
Copies to:

Sandy K. Feldman, Esq.	Charles R. Spector, Esq.
K&L Gates LLP	Fraser Milner Casgrain LLP
599 Lexington Avenue	1 Place Ville-Marie, 39th Floor
New York, NY 10022	Montréal, Québec
(212) 536-4089	Canada H3B 4M7
(514) 878-8847
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of Québec, Canada
(Principal jurisdiction regulating this offering)
     This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

Explanatory Note
     The Registrant hereby amends its Registration Statement on Form F-8, as originally filed with the U.S. Securities and Exchange Commission on May 20, 2010 (the “Registration Statement”), as amended on June 29, 2010, July 19, 2010, August 3, 2010, August 20, 2010, September 2, 2010, September 8, 2010 and September 20, 2010 to include the Notice of Special Meeting of Unitholders and the Proxy Circular of Boralex Power Income Fund, dated September 27, 2010, which supplements the Offer and Circular, dated May 18, 2010, including the Letter of Acceptance and Transmittal, which were previously filed with the Registration Statement.
     The Registrant previously paid, with its filing of the Registration Statement, a registration fee of US$3,465.14 in relation to its registration of Cdn$54,360,000 principal amount of its 6.25% Convertible Unsecured Subordinated Debentures (such interest rate having been subsequently increased to 6.75%) and 3,197,645 of its common shares issuable upon conversion thereof, which represent the maximum number of Convertible Unsecured Subordinated Debentures of the Registrant estimated to be issuable to U.S. holders upon consummation of the offer to purchase all of the issued and outstanding trust units of Boralex Power Income Fund.

ii

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.	Home Jurisdiction Documents
Document 1:	Offer to Purchase and Circular, dated May 18, 2010(1)

Document 2:	Letter of Acceptance and Transmittal(1)

Document 3:	Notice of Extension, dated June 28, 2010(2)

Document 4:	Notice of Extension and Variation, dated July 17, 2010(3)

Document 5:	Revised Letter of Acceptance and Transmittal(3)

Document 6:	Notice of Extension, dated July 30, 2010(4)

Document 7:	Notice of Extension, dated August 13, 2010(5)

Document 8:	Notice of Extension and Variation, dated August 31, 2010(6)

Document 9:	Revised Letter of Acceptance and Transmittal(6)

Document 10:	Notice of Extension, dated September 17, 2010(7)

Document 11:	Notice of Special Meeting of Unitholders and the Proxy Circular of Boralex Power Income Fund, dated September 27, 2010

Item 2.	Informational Legends
See page iv of the outside cover page of the Offer to Purchase and Circular, dated May 18, 2010.(1)

See page 3 of the Notice of Extension, dated June 28, 2010.(2)

See page 3 of the Notice of Extension and Variation, dated July 17, 2010.(3)

See page 3 of the Notice of Extension, dated July 30, 2010.(4)

See page 3 of the Notice of Extension, dated August 13, 2010.(5)

See page 4 of the Notice of Extension and Variation, dated August 31, 2010(6)

See page 4 of the Notice of Extension, dated September 17, 2010(7)

See page 6 of the Notice of Special Meeting of Unitholders and the Proxy Circular of Boralex Power Income Fund, dated September 27, 2010

Item 3.	Incorporation of Certain Information by Reference
See “Documents Incorporated by Reference” in the Offer to Purchase and Circular, dated May 18, 2010.(1)
Copies of the documents incorporated by reference into the Offer to Purchase and Circular may be obtained on request without charge from the Corporate Secretary of Boralex at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1, telephone: 514 284 9890 or may be obtained electronically through the SEDAR website at www.sedar.com.

Item 4.	List of Documents Filed with the Commission
See “Registration Statement Filed with the SEC” in the Offer to Purchase and Circular, dated May 18, 2010.(1)

(1)	Previously filed with the Registrant’s Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on May 20, 2010.

(2)	Previously filed with the Registrant’s Amendment No. 1 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on June 29, 2010.

(3)	Previously filed with the Registrant’s Amendment No. 2 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on July 19, 2010.

(4)	Previously filed with the Registrant’s Amendment No. 3 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on August 3, 2010.

(5)	Previously filed with the Registrant’s Amendment No. 4 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on August 20, 2010.

(6)	Previously filed with the Registrant’s Amendment No. 5 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on September 2, 2010.

(7)	Previously filed with the Registrant’s Amendment No. 7 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on September 20, 2010.

I-1

NOTICE OF SPECIAL MEETING OF UNITHOLDERS
Notice is hereby given that the special meeting (the “Meeting”) of the holders of trust units (the “Trust Units”) and special trust units (the “Special Units”) (collectively, the “Unitholders”) of Boralex Power Income Fund (the “Fund”) will be held at 10:00 a.m. on Thursday, October 21, 2010 at the J.-Armand-Bombardier Theatre of the McCord Museum, 690 Sherbrooke St. West, Montréal, Québec, for the following purposes:
1.	to consider and, if deemed advisable, pass, with or without amendment, a special resolution (the “Amendment Resolution”), the full text of which is set out in Schedule “A” to the accompanying proxy circular (the “Circular”), approving the amendments to the Trust Agreement (as defined below) of the Fund in order to enable Boralex Inc. (“Boralex”) or a wholly-owned subsidiary of Boralex to acquire, through a compulsory acquisition, all of the Trust Units (the “Amendments”);
2.	to consider and, if deemed advisable, pass, with or without amendment, a special resolution (the “Business Combination Resolution”) (the full text of which is set out in Schedule “B” to the Circular), approving the combination (the “Combination”) of the Fund with 7596740 Canada Inc. (“Subco”), a wholly-owned subsidiary of 7503679 Canada Inc. (the “Offeror”), substantially upon the terms and conditions set out in the business combination agreement attached as Schedule “C” to the Circular; and
3.	to discuss such other business as may properly be brought before the Meeting or any adjournment thereof.
The Amendment and the Combination are collectively referred to herein as the “Subsequent Acquisition Transactions”.
The accompanying Circular provides additional information on the matters which will be transacted at the Meeting and it forms an integral part of this notice. The date of September 20, 2010 has been selected as the record date for determining the Unitholders of the Fund who are entitled to receive notice of, to attend and to vote at the Meeting.
This Notice and the accompanying Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Notice nor the accompanying Circular constitutes an offer of securities, nor will any securities be issued, transferred or delivered to Unitholders in any jurisdiction in which the issue, transfer or delivery of such securities would not be in compliance with the Laws of such jurisdiction or would require the registration or qualification of the Redeemable Preferred Shares (as defined in the Circular) under any securities laws.
The net effect of either of the Subsequent Acquisition Transactions is that Unitholders will receive at the election of each Unitholder, (a) $5.00 in cash per Trust Unit (the “Cash Alternative”); or (b) 0.05 of a $100 principal amount of 6.75% convertible unsecured subordinated debentures (the “Debentures”) of Boralex Inc. per Trust Unit (the “Debenture

Alternative”) subject, in each case to proration as set out in the Take-Over Bid Circular (as defined in the Circular), and the Fund shall become a direct, or indirect, wholly-owned subsidiary of the Offeror.
Any Unitholder (other than the Offeror and affiliates of the Offeror) who does not properly elect the Cash Alternative or the Debenture Alternative, with respect to his Trust Units, prior to the Meeting, will be deemed to have elected the Debenture Alternative. Unitholders who wish to elect either the Cash Alternative or the Debenture Alternative should contact their investment dealer, broker or other nominee to receive documentation or instructions on how to make the election.
If you are unable to attend the Meeting in person and wish to name another person (who does not have to be a Unitholder) to represent you at the Meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the Transfer Agent, no later than 5:00 p.m. on October 19, 2010.
By order of the Board of Directors of Boralex Power Inc., as administrator of the Fund.
(signed) Sylvain Aird
Secretary
Montréal, Québec
September 27, 2010

TABLE OF CONTENTS

Notice of Special Meeting of Unitholders		1

Proxy Circular		6

PART 1 — General		6
1.1	Meaning of Capitalized Words	6
1.2	Notice of Unitholders in the United States	6
1.3	Forward Looking Statements	6
1.4	Information Contained in this Circular	7
1.5	Reporting Currency	7

PART 2 — Votes and Proxies		7
2.1	Proxy Solicitation	7
2.2	Appointment of Proxies	8
2.3	Revocation of Proxies	8
2.4	Voting of Voting Trust Units	8
2.5	Non-Registered Holders	8
2.6	Outstanding Trust Units and Record Date	10
2.7	Principal Holders of Voting Securities	10

PART 3 — Background		10

PART 4 — Special Business To Be Conducted At The Meeting		12
4.1	Amendments Relating to a Compulsory Acquisition	12
4.2	The Combination	13
4.3	Procedures for Making Consideration Election	14
4.4	Acceptance by Book-Entry Transfer	14
4.5	Approvals and Legal Aspects	15

PART 5 — The Debentures		15
5.1	General	15
5.2	TSX Listing and SEC Registration	16
5.3	Conversion Privilege	16
5.4	Redemption and Purchase	17
5.5	Payment upon Redemption or Maturity	17
5.6	Subordination	18
5.7	Change of Control of Boralex	19
5.8	Cash Change of Control	19
5.9	Interest Payment Option	20
5.10	Events of Default	20
5.11	Offers for Debentures	21
5.12	Modification	21
5.13	Book-Entry System for Debentures	22
5.14	Price Range and Trading Volumes of the Debentures	23

PART 6 — Prior Valuation		23

PART 7 — Certain Canadian Federal Income Tax Considerations		25
7.1	Unitholders Resident in Canada	25
7.1.1	Disposition of Trust Units Pursuant to the Combination or Compulsory Acquisition	26
7.1.2	Disposition of the Redeemable Preferred Shares pursuant to the Combination	26
7.1.3	Taxation of Debentures	27
7.1.4	Alternative Minimum Tax	29
7.1.5	Additional Refundable Tax	29
7.2	Unitholders Not Resident in Canada	29
7.2.1	Disposition of Trust Units by a Non-Resident Holder	30
7.2.2	Taxation of Debentures	30
7.2.3	Eligibility for Investment	31

PART 8 — Certain United States Federal Income Tax Considerations		31
8.1	General	31
8.2	Classification of the Fund as a Corporation	34
8.3	Disposition of the Trust Units in Exchange for (a) Redeemable Preferred
	Shares or (b) Cash, the Debentures, or a Combination of Cash and the
	Debentures	34
8.4	“Issue Price” of the Debentures	34
8.5	Passive Foreign Investment Company Treatment	35
8.6	Ownership and Disposition of the Debentures	35
8.6.1	Effect of Certain Contingencies	35
8.6.2	Stated Interest	36
8.6.3	Original Issue Discount	36
8.6.4	Constructive Distributions	36
8.6.5	Sale, Exchange, Redemption, Retirement or Other Disposition of the Debentures	37
8.6.6	Conversion or Payment upon Redemption or at Maturity in Boralex Shares	37
8.7	Ownership and Disposition of Boralex Shares	37
8.7.1	Dividends	38
8.7.2	Sale, Exchange or Disposition of Boralex Shares	38
8.8	Passive Foreign Investment Company Treatment	38
8.9	Other Considerations	39
8.9.1	Foreign Tax Credit	39
8.9.2	Receipt of Foreign Currency	39
8.10	Information Reporting and Backup Withholding	40

PART 9 — Source of Funds		40

PART 10 — Administration of the Fund		41
10.1	Administrator of the Fund	41
10.2	Administration Agreement	41
10.3	Management Agreements	42

PART 11 — Information Concerning Boralex		43

PART 12 — Information Concerning the Offeror		43

PART 13 — Information Concerning Subco		43

PART 14 — Effect of the Compulsory Acquisition or Combination on the Markets and Listing		44

PART 15 — Other Information		44
15.1	Indebtedness of Trustees and Executive Officers	44
15.2	Interests of Certain Persons in the Matters to be Acted On	44
15.3	Interests of Informed Persons and Others in Material Transactions	44
15.4	Other Matters	44
15.5	Boralex Documents Incorporated by Reference	44
15.6	Availability of Documents	46
15.7	Proposals from Unitholders	46
15.8	Legal Matters	46
15.9	Auditors	47

PART 16 — Glossary		47

PART 17 — Approval of the Circular		52

AUDITORS’ CONSENT		53

CONSENT OF COUNSEL		54

CONSENT OF COUNSEL		55

SCHEDULE “A”		1

SCHEDULE “B”		4

SCHEDULE “C”		5

PROXY CIRCULAR
This Circular is furnished in connection with the solicitation by the management of BPI, as administrator of the Fund, or on its behalf, of proxies for use at the special meeting of the holders of trust units and special trust units of the Fund, and any adjournment or postponement thereof (the “Meeting”), which will be held on Thursday, October 21, 2010 at the J.-Armand-Bombardier Theatre of the McCord Museum, 690 Sherbrooke St. West, and for the purposes, mentioned in the attached Notice of Meeting.
In the Circular, unless otherwise stated, the term “Unitholders” means the holders of trust units of the Fund (the “Trust Units”) and special trust units of the Fund (the “Special Units”). The Trust Units and the Special Units are collectively referred to as the “Voting Trust Units”.
Unless otherwise stated, the information contained in the Circular is up to date as of September 20, 2010.
PART 1 — GENERAL
1.1	Meaning of Capitalized Words
Certain capitalized words used in this Circular have the meanings set for in PART 16 — Glossary of this Circular.
1.2	Notice of Unitholders in the United States
The solicitation of proxies and transactions contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. This Circular has been prepared in accordance with Canadian disclosure requirements. Unitholders should be aware that such requirements are different from those in the United States. The enforcement by investors of civil liabilities under securities Laws of jurisdictions outside the United States may be affected adversely by the fact that the Fund is organized under the Laws of the province of Québec and the federal Laws of Canada applicable therein and several of the Trustees of BPT are residents of countries other than the United States. You may not be able to sue the Fund or its trustees and officers in a Canadian court for violations of United States securities Laws. It may be difficult to compel the Fund and its affiliates to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court in the United States.
THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
1.3	Forward Looking Statements
Certain statements contained in this Circular are forward-looking statements and are prospective in nature. All statements, other than statements of historical fact, included in this

Circular that address future activities, events, developments, financial performance or are based on current expectations and projections about future events, are forward-looking statements. These forward-looking statements can often, but not always, be identified by the use of forward-looking statement terminology such as “may”, “should”, “will”, “could”, “intend”, “plan”, “expect”, “estimate”, “anticipate”, “believe”, “future” or “continue” or the negative thereof or similar variations. These forward-looking statements are based on certain assumptions and/or analyses made by BPI and its directors and officers, in light of their experience and their perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. Unitholders are cautioned not to place undue reliance on such forward looking statements, which are not a guarantee of performance and are subject to a number of uncertainties, assumptions and other factors, many of which are outside the control of BPI and its directors, that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other things, those described under “Risk Factors” in the Fund’s Annual Information Form for the year ended December 31, 2009, under “Risk Factors” in Boralex’s Annual Information Form for the year ended December 31, 2009 and under “Risks Relating to the Offer” in the Take-Over Bid Circular. Such forward-looking statements should, therefore, be construed in light of such factors. All written and oral forward-looking statements attributable to the Fund, BPI or its directors, or persons acting on its or their behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Readers of this Circular are cautioned not to place undue reliance on forward-looking statements contained in this Circular, which reflect the analysis of BPI’s directors and management, only as of the date of this Circular. Neither BPI nor its directors are under any obligation, and BPI and its directors expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws.
1.4	Information Contained in this Circular
The information concerning the Offeror and Subco contained in this Circular is based solely upon information contained in the Take-Over Bid Circular and other information made available by the Offeror or Boralex, except where otherwise noted. The Fund assumes no responsibility for the accuracy or completeness of the information contained in such documents or records.
Unitholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.
1.5	Reporting Currency
In this Circular, unless otherwise indicated, all references to “dollars” or “$” are to Canadian dollars and all references US$ are to United States dollars.
PART 2 — VOTES AND PROXIES
2.1	Proxy Solicitation
Proxies in the enclosed form are being solicited by BPI, as administrator of the Fund,. The solicitation will be by mail and the cost of solicitation will be borne by the Fund.

2.2	Appointment of Proxies
The persons named in the enclosed form of proxy are officers of BPI. Each Unitholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a Unitholder, to represent the Unitholder at the Meeting. This right may be exercised either by inserting the name of the person to be appointed by the Unitholder in the blank space provided in the form of proxy and striking out the names of the proposed officers or by completing another form of proxy.
To be valid, proxies must be deposited with the Fund’s transfer agent and registrar for the Trust Units, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, to be received no later than 5:00 p.m. on October 19, 2010, so as to ensure that your vote is recorded.
Proxies for Special Units must be deposited with BPI, as transfer agent and registrar for the Special Units.
2.3	Revocation of Proxies
A Unitholder who has given a proxy may revoke the proxy at any time prior to the exercise thereof by an instrument in writing or if the proxy is given on behalf of a legal person, by an individual authorized to represent it at the Meeting, including another proxy, duly executed by the Unitholder or by his attorney duly authorized in writing, deposited with the transfer agent and registrar of the Fund as provided above. A Unitholder may also revoke a proxy in any other manner permitted by Law, but prior to the exercise of such proxy in respect of any particular matter.
2.4	Voting of Voting Trust Units
In the event of a vote by ballot, or a vote by show of hands, the persons named in the enclosed form of proxy will vote or withhold from voting the Voting Trust Units in respect of which they were appointed in accordance with the instructions of the Unitholder indicated in the proxy. In the absence of any instructions with respect to a specific resolution, the Voting Trust Units will be voted IN FAVOUR of the resolution as indicated under the appropriate heading in this Circular.
The enclosed form of proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or any other matters which may properly be brought before the Meeting. As at the date of this Circular, BPI knows of no such amendments, variations or other matters that may be brought before the Meeting other than the matters referred to in the Notice of Meeting.
2.5	Non-Registered Holders
The information set forth in this section is important to Unitholders who do not hold their Trust Units in their own names (the “Non-Registered Holders”). Non-Registered Holders should note that only proxies deposited by Unitholders whose names appear on the records of the Fund as registered holders of Trust Units can be recognized and acted upon at the Meeting. However, in many cases, Trust Units beneficially owned by a Non-Registered Holder are registered either:

1.	In the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Trust Units of the Fund, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or
2.	In the name of a clearing agency (such as CDS Clearing and Depository Services Inc.), of which the Intermediary is a participant.
In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Fund has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”), to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. The Meeting Materials are being sent to both registered and non-registered owners of the Trust Units. If you are a Non-Registered Holder, and the Fund or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Trust Units, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, the Fund (and not the Intermediary holding on your behalf) has assumed responsibility for (a) delivering the Meeting Materials to you, and (b) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived his right to receive same. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived their right to receive the Meeting Materials will either:
1.	be given a proxy which has already been signed by the Intermediary (typically by a facsimile or stamped signature) and indicates the number of Trust Units beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy must properly complete and deposit the form of proxy with Computershare Investor Services Inc. as described above.
2.	more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions set out therein.
Trust Units held by brokers or their agents or nominees can only be voted for or against resolutions in accordance with the instructions of the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting the Trust Units for the broker’s clients.
The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Trust Units beneficially owned by them. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the relevant instructions set out therein. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies and ensure that their voting instructions are communicated to the appropriate person.
In addition, any Unitholder (other than the Offeror and affiliates of the Offeror) who does not properly elect the Cash Alternative or the Debenture Alternative, with respect to his Trust Units, prior to the Meeting, will be deemed to have elected the Debenture Alternative. Unitholders who wish to elect either the Cash Alternative or the Debenture Alternative should contact their investment dealer, broker or other nominee to receive documentation or instructions on how to make the election.
2.6	Outstanding Trust Units and Record Date
As of September 20, 2010, 45,300,002 Trust Units were outstanding, each carrying the right to one vote. Every Unitholder of record at the close of business on September 20, 2010, the record date for the Meeting, will be entitled to vote at the Meeting, or at any adjournment thereof, either in person or by proxy.
BPLP, of which BPT is the general partner, has issued Class B partnership units (the “Class B BPLP Units”) which are held by Boralex Inc. (“Boralex”). The Class B BPLP Units are, in all material respects, economically equivalent to the Trust Units and are exchangeable for Trust Units of the Fund at the option of their holders. The Class B BPLP Units are also accompanied by a Special Unit, which entitles their holders to vote at all meetings of Unitholders.
Accordingly, in addition to the 45,300,002 Trust Units outstanding as indicated above, 13,767,990 Class B BPLP Units are outstanding and may be voted at the Meeting as if such Class B BPLP Units had been exchanged for Trust Units.
2.7	Principal Holders of Voting Securities
To the best knowledge of the Sole Trustee and of the officers of BPI, only Boralex beneficially owns, directly or indirectly, or exercises control or direction over Voting Trust Units carrying more than 10% of the votes attached to all Voting Trust Units. To the knowledge of the Sole Trustee and the officers of BPI, Boralex owns a Special Unit entitling it to approximately 23% of the voting rights attached to all of the Voting Trust Units and the Offeror owns 26,428,340 Trust Units entitling it to approximately 45% of the voting rights attached to all of the Voting Trust Units. Taken together, Boralex and its affiliates, directly or indirectly, hold together 40,196,330 Voting Trust Units, representing approximately 68% of the voting rights attached to all of the Voting Trust Units.
PART 3 — BACKGROUND
On May 3, 2010, Boralex, the Fund and BPI entered into the Support Agreement pursuant to which Boralex undertook to make an offer to acquire all of the issued and outstanding Trust Units including Trust Units issuable upon the conversion, exchange or exercise of any securities that are convertible into or exchangeable or exercisable for Trust Units, except for all of the outstanding Class B BPLP Units together with the Special Unit held by Boralex. Boralex undertook to use commercially reasonable efforts to pursue some form of Subsequent Acquisition Transaction. Likewise, the Fund undertook to collaborate with Boralex in order to complete such transactions. On May 19, 2010, the Offeror mailed the Take-Over Bid Circular outlining the Offer to Unitholders. The Take-Over Bid Circular was subsequently extended and/or varied by notice of extension dated June 28, 2010, notice of extension and variation dated July 17, 2010, notice of extension dated July 30, 2010, notice of extension dated August 13, 2010, notice of extension and variation dated August 31, 2010 and notice of extension dated September 17, 2010. On September 15, 2010, the Offeror took up and subsequently paid for 26,428,340 Trust Units. Together with the Special Units held by Boralex, the total number of Trust Units taken up by the Offeror represents approximately 68% of the issued and outstanding Trust Units (calculated on a fully-diluted basis).
As required under the Support Agreement, the Offeror disclosed its intention in the Take-Over Bid Circular upon completion of the Offer, to enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all of the Trust Units not acquired under the Offer by means of a Compulsory Acquisition or Subsequent Acquisition Transaction. The Amendment, and indirectly the Compulsory Acquisition, and the Combination, are the Subsequent Acquisition Transactions referred to in the Take-Over Bid Circular.
The Amendment, the Compulsory Acquisition and the Combination constitute “business combinations” within the meaning of MI 61-101. MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offer and the Take-Over Bid Circular contained the disclosure mandated by MI 61-101 (see “Acquisition of Units Not Deposited Under the Offer”, “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” in the Offer and the Take-Over Bid Circular), the Amendment, the Compulsory Acquisition or the Combination will be completed within 120 days of the expiry of the Offer, and the consideration under the Compulsory Acquisition and the Combination is at least equal in value to and is in the same form as the consideration that tendering holders of Trust Units were entitled to receive in the Offer. Accordingly, an exemption from the requirement to prepare a valuation in connection with the Amendment Resolution, the Compulsory Acquisition and the Combination is available and will be relied upon.
In certain circumstances, the provisions of MI 61-101 may also deem the Amendment, Compulsory Acquisition and the Combination to be “related party transactions”. However, if the Amendment, Compulsory Acquisition and the Combination are “business combinations” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions of MI 61-101 would not apply to such transactions. The Offeror has indicated that it intends to carry out any such business combination in accordance with MI 61-101 or exemptions therefrom.
MI 61-101 also provides that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. However, MI 61-101 provides that, subject to certain terms and conditions, the votes attached to the units acquired under the offer may be included as votes in favour of a subsequent business combination in determining whether minority approval has been obtained if, among other things, the business combination is effected by the offeror or its affiliate and is in respect of units that were not acquired in the take-over bid, the business combination is completed no later than 120 days after the expiry of the bid, the consideration per security that the holders of affected securities would be entitled to receive in the business combination is at least equal in value to and is in the same form as the consideration that the tendering unitholders were entitled to receive in the bid and the take-over bid disclosure document discloses, among other things, (i) that if the offeror acquired units under the bid, the offeror intended to acquire the remainder of the securities under a statutory right of acquisition or under a business combination no later than 120 days after the expiry of the bid for consideration per security at least equal in value to and is in the same form as the consideration that the unitholders were entitled to receive in the bid, (ii) that the business combination would be subject to minority approval, (iii) the number of votes attached to the securities that, to the knowledge of the offeror after reasonable inquiry, would be required to be excluded in determining whether minority approval for the business combination had been obtained, (iv) the identity of holders of such securities excluded from the minority approval determination, setting out their individual holdings, (v) the identity of each class of securities the holders of which would be entitled to vote separately as a class on the business combination, (vi) the expected tax consequences of both the bid and the business combination if, at the time the bid was made, the tax consequences arising from the business combination were reasonably foreseeable to the offeror and were reasonably expected to be different from the tax consequences of tendering to the bid, and (vii) that the tax consequences of the bid and the business combination may be different if, at the time the bid was made, the offeror could not reasonably foresee the tax consequences arising from the business combination.
The consideration offered for Trust Units under the Compulsory Acquisition or the Combination is equal in value to, and in the same form as, the consideration paid to Unitholders under the Offer, the Compulsory Acquisition or the Combination will be completed no later than 120 days after the Expiry Time and the required disclosure has been included in the Take-Over Bid Circular. Accordingly, the Offeror complies with all such conditions and intends to cause Trust Units acquired under the Offer to be voted in favour of the Amendment Resolution and the Business Combination Resolution and to be counted as part of any minority approval.
PART 4 — SPECIAL BUSINESS TO BE CONDUCTED AT THE MEETING
The Meeting has been called to ask Unitholders to consider and, if thought advisable, pass, with or without amendment, the Amendment Resolution approving amendments to certain provisions of the Trust Agreement and the Business Combination Resolution approving the Business Combination Agreement and the Combination, substantially on the terms and conditions provided for in the Business Combination Agreement. The full text of the Amendment Resolution is attached as Schedule “A” and the full text of the Business Combination Resolution and the Business Combination Agreement are attached as Schedule “B” and Schedule “C”, respectively, to this Circular.
The current intention and preference of BPI, as administrator of the Fund, is to implement, if passed, the Amendment Resolution to facilitate the implementation of a Compulsory Acquisition. However, if BPI deems, at its sole discretion, that it is not in the best interest of the Fund to implement the Amendment Resolution, then, as an alternative, the Fund will implement the Business Combination Resolution and the Business Combination Agreement.
4.1	Amendments Relating to a Compulsory Acquisition
Section 11.1 of the Trust Agreement provides that the provisions of the Trust Agreement may be amended by Special Resolution (as defined therein). Amendments must be made to certain provisions of the Trust Agreement in order to enable the Offeror to complete a Compulsory Acquisition. These amendments include (a) amending Section 6.29 of the Trust Agreement to permit an offeror to acquire the Trust Units not deposited under an offer, for consideration per Trust Unit equal in value to and in the same form as the consideration which was payable under the offer, if, within 120 days after the date of a take-over bid, the offer is accepted by, together with the Voting Trust Units already held by the Offeror or its affiliates or associates, the holders of at least 66 2/3% of the outstanding Trust Units (on a fully-diluted basis); (b) amending Section 6.29 of the Trust Agreement to provide that Trust Units held by non-tendering offerees will be deemed to have been transferred to the offeror immediately on the giving of the offeror’s notice, and that non-tendering offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid equal value to and in the same form as the consideration for which the offeror acquired the Trust Units of the offerees who accepted the take-over bid; and (c) amending Section 6.29 of the Trust Agreement to permit the offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Trust Units taken up under the offer which are at the time beneficially owned by the offeror, if determined necessary or appropriate by the offeror, and authorizing the offeror to execute any such amendment to the Trust Agreement in connection therewith.
The consideration payable to acquire the remaining Trust Units will be in the same form and amount of consideration paid to Unitholders under the Offer. The Amendment Resolution, which will effect the foregoing, is attached as Schedule “A” to this Circular.
The Offeror and its affiliates are the beneficial holders of 40,196,330 Voting Trust Units, representing approximately 68% of the issued and outstanding Voting Trust Units and they have indicated that they will vote in favour of the Amendment Resolution.
4.2	The Combination
The Combination will be effected in accordance with the Business Combination Agreement, substantially in the form attached as Schedule “C” to this Circular. Subject to obtaining the requisite Unitholder approval and satisfaction of all other conditions as provided in the Business Combination Agreement, the Combination will become effective on the Effective Date.
The Effective Date of the Combination is expected to be on or about October 21, 2010. On the Effective Date, Subco will acquire all of the Voting Trust Units of the Fund. In addition, on or prior to the Effective Date:
(a)	each issued and outstanding Trust Unit (other than those held by Boralex or a wholly owned subsidiary of Boralex) shall be exchanged for one Redeemable Preferred Share; and

(b)	all issued and outstanding Voting Trust Units held by Boralex or a wholly owned subsidiary of Boralex shall be exchanged for a total of 100 Common Shares.
Immediately following the Combination and pursuant to certain related transactions, Subco (or Subco’s successor) will continue to carry on the operations of the Fund.
On the Effective Date, following the Combination, the Redeemable Preferred Shares shall automatically be redeemed by Subco for the Redemption Consideration. The effect of the Combination is that each holder of a Redeemable Preferred Share will receive, at the election of the respective holders of the Redeemable Preferred Shares, $5.00 consideration per Redeemable Preferred Share in the form of (a) cheque, or (b) 0.05 of a $100 principal amount of Debentures, in each case subject to proration with the maximum being the Redemption Amount.
For a full description of the provisions of the share capital of Subco, including the Redeemable Preferred Shares see Exhibit A to the Business Combination Agreement attached hereto as Schedule “C”.
No certificates will be issued in respect of the Redeemable Preferred Shares.
4.3	Procedures for Making Consideration Election
A Unitholder may make the election for the Cash Alternative or the Debenture Alternative in respect of the consideration to be received by such Unitholder for his or her Trust Units under the Compulsory Acquisition or the Combination, as the case may be.
Unitholders who wish to elect either the Cash Alternative or the Debenture Alternative should contact their Intermediary to receive documentation or instructions on how to make the election. Unitholders are advised to ensure that their instructions regarding their desire to elect the Cash Alternative or the Debenture Alternative are provided to their Intermediary well in advance of the Meeting, in order that such Intermediary may make the appropriate election on behalf of the Unitholder before the Election Deadline.
Any Unitholder (other than the Offeror or an affiliate of the Offeror) who does not properly elect the Cash Alternative or the Debenture Alternative by Election Deadline with respect to such Trust Units deposited under the Offer, will be deemed to have elected the Debenture Alternative and will be entitled to receive 0.05 of a Convertible Debenture as consideration for each of such Unitholder’s Trust Units, subject to proration.
4.4	Acceptance by Book-Entry Transfer
Registration of interests in and transfers of Trust Units may currently only be made through a book-entry only system administered by CDS. Unitholders may make an election by following the procedures for a book-entry election established by CDS, provided that a book-entry confirmation through CDS’s online tendering system is received by the Depositary at its offices in Montréal, Québec prior to the Election Deadline. As such, in order to make an election regarding their Trust Units, Unitholders must complete the documentation and follow the instructions provided by their Intermediary.
The Depositary has established an account at CDS for purposes of the Compulsory Acquisition or Combination, as the case may be. Any financial institution that is a participant may make book-entry election of Trust Units through CDS’s online tendering system by causing CDS to transfer such Trust Units into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of the Trust Units to the Depositary by means of a book-entry transfer though CDS’ online tending system will constitute a valid election and transfer under this Circular.
Unitholders whose Trust Units are registered in the name of a Intermediary should contact that Intermediary for assistance in depositing their Trust Units.

All Unitholders whose Trust Units are deposited by CDS through their Intermediary hereby expressly acknowledge and agree to be bound by the terms and conditions of this Circular and that the Offeror may enforce such terms against that Unitholder.
4.5	Approvals and Legal Aspects
To be effective, the Amendment Resolution and the Business Combination Resolution must be passed by: (i) at least two-thirds of the votes cast by those Unitholders present in person or by proxy at the Meeting and (ii) a simple majority of the votes cast by “minority” Unitholders, as such term is used in MI 61-101. The Offeror and its affiliates are permitted to vote the Trust Units acquired under the Offer for the purposes of the approval of the Amendment Resolution and the Business Combination Resolution by “minority” Unitholders. See PART 3 — Background.
The Offeror and its joint actors held, prior to the Offer, 13,802,195 Voting Trust Units. Under the Offer, the Offeror had taken up and paid for 26,428,340 Trust Units (representing approximately 45% of the issued and outstanding Voting Trust Units.) The Offeror and its joint actors, which therefor together hold approximately 68% of the issued and outstanding Voting Trust Units, have advised BPI that all of the Voting Trust Units owned by them will be voted in favour of the Amendment Resolution and the Business Combination Resolution. The votes attached to the Voting Trust Units held by the Offeror and its joint actors are sufficient to enable all the foregoing approvals to be obtained, in particular, the votes attached to 26,428,340 Trust Units taken up by the Offeror pursuant to the Offer (representing approximately 45% of the issued and outstanding Voting Trust Units), may be counted as part of the votes attached to the Trust Units held by “minority” Unitholders and represent more than a majority of such votes. The Offeror and its joint actors are therefore in a position to have the Amendment Resolution and the Business Combination Resolution approved. See PART 3 — Background.
Votes attached to 13,802,195 Voting Trust Units held by the Offeror and its joint actors prior to the Offer will be excluded in determining whether “minority” approval for the Amendment Resolution and the Business Combination Resolution are obtained.
Unless otherwise specified by the Unitholder executing such proxy, the persons named as proxies in the enclosed form of proxy intend to vote the Trust Units represented by such proxy FOR the Amendment Resolution and FOR the Business Combination Resolution.
PART 5 — THE DEBENTURES
The Debentures have been issued under a trust indenture (the “Indenture”) entered into between Boralex and Computershare Trust Company of Canada (the “Debenture Trustee”). The following statements are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture. The Indenture is available for inspection at the offices of the Debenture Trustee and is filed on SEDAR.
5.1	General
The aggregate principal amount of Debentures authorized for issue is limited to $245,150,000. However, Boralex may, from time to time, without the consent of holder of Debentures, issue additional Debentures of the same series or of a different series under the Indenture. References in this section to “debentures” are a reference to all debentures outstanding from time to time under the Indenture, as it may be further supplemented from time to time.

The Debentures are issuable only in denominations of $100 and integral multiples thereof. The maturity date for the Debentures will be June 30, 2017 (the “Maturity Date”).
The Debentures will bear interest from the date of issue at 6.75% per annum, which will be payable semi-annually in arrears on June 30 and December 31 in each year, commencing on December 31, 2010 (the “Interest Payment Dates”); provided, however, that Interest Payment Dates may be modified to provide for one or more Interest Payment Dates prior to December 31, 2010, subject to the approval of the TSX.
The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of Boralex and subject to applicable regulatory approval, by payment of Boralex Shares as further described under “Payment upon Redemption or Maturity” and “Redemption and Purchase”. The interest on the Debentures will be payable in lawful money of Canada or, at the option of Boralex and subject to applicable regulatory approval, in Boralex Shares in accordance with the Boralex Share Interest Payment Election (as defined under “Interest Payment Option” below).
The Debentures will be direct obligations of Boralex and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of Boralex as described under “Subordination”. The Indenture will not restrict Boralex from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.
5.2	TSX Listing and SEC Registration
Debentures are listed for trading on the TSX. Debentures are also registered with the SEC.
5.3	Conversion Privilege
The Debentures will be convertible at the holder’s option into fully paid and non-assessable Boralex Shares at any time prior to the close of business on the earlier of the day the Debentures mature and the business day immediately preceding the date specified by Boralex for redemption of the Debentures, at a conversion price of $12.50 per Boralex Share, being a conversion rate of 8.0 Boralex Shares for each $100 principal amount of Debentures. Holders converting their Debentures will receive accrued and unpaid interest from the last Interest Payment Date to, but not including, the date of conversion. Holders converting their Debentures shall become holders of record of Boralex Shares on the business day immediately after the conversion date.
Subject to the provisions thereof, the Indenture provides for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Boralex Shares; (b) the distribution of Boralex Shares or securities exchangeable or convertible into Boralex Shares to holders of all or substantially all of the outstanding Boralex Shares by way of dividend or otherwise; (c) the issuance of options, rights or warrants to all or substantially all holders of Boralex Shares entitling them to acquire Boralex Shares or other securities convertible into Boralex Shares at less than 95% of the then current market price (as defined below) of the Boralex Shares; and (d) the distribution to all holders of Boralex Shares of any securities or assets including any cash dividends. There will be no adjustment of the Conversion Price in respect of certain events described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date, as the case may be. Boralex will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%.
The term “current market price” is defined in the Indenture to mean the weighted average trading price of the Boralex Shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.
In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Boralex Shares or in the case of any consolidation, amalgamation or merger of Boralex with or into any other entity, or in the case of any sale or conveyance of the properties and assets of Boralex as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of Boralex, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture will, after such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, acquisition, sale or conveyance or liquidation, dissolution or winding up, be entitled to receive the number of Boralex Shares or other securities on the exercise of the conversion right such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Boralex Shares into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, acquisition, sale or conveyance or liquidation, dissolution or winding up.
No fractional Boralex Shares will be issued on any conversion but in lieu thereof Boralex will satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.
5.4	Redemption and Purchase
The Debentures may not be redeemed by Boralex on or before September 30, 2013 (except in certain limited circumstances following a Change of Control). After September 30, 2013 and prior to September 30, 2015, the Debentures may be redeemed by Boralex, in whole or in part from time to time, at the option of Boralex on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Boralex Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125% of the Conversion Price. On and after September 30, 2015, the Debentures may be redeemed in whole or in part from time to time at the option of Boralex at a price equal to their principal amount plus accrued and unpaid interest.
In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable.
Provided that Boralex is not in default under the Indenture, Boralex will have the right to purchase Debentures in the market, by tender or by private contract.
5.5	Payment upon Redemption or Maturity
On redemption or at maturity, Boralex will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, together with accrued and unpaid interest thereon. Boralex may, at its option and provided no Event of Default has occurred and is continuing, on not more than 60 and not less than 40 days prior notice, subject to applicable regulatory approval, elect to satisfy its obligation to pay the principal amount of the Debentures which are to be redeemed or the principal amount of the Debentures which are due on the Maturity Date, as the case may be, by issuing freely tradeable Boralex Shares to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Boralex Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured by 95% of the current market price on the date fixed for redemption or the Maturity Date, as the case may be. No fractional Boralex Shares will be issued on redemption or maturity but in lieu thereof Boralex shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.
5.6	Subordination
The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness. “Senior Indebtedness” of Boralex is defined in the Indenture as the principal, premium (if any), interest (if any) and other amounts in respect of all indebtedness, including any indebtedness to trade creditors, liabilities and obligations of Boralex (whether outstanding as at the date of Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures, all other existing and future debentures or other instruments of Boralex which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Debentures. Subject to statutory or preferred exceptions or as may be specified by the terms of any particular securities, each debenture issued under the Indenture will rank pari passu with each other debenture except for sinking provisions (if any) applicable to different series of debentures.
The Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Boralex, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of Boralex, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of Boralex, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture also provides that Boralex will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without any limitation by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures, (b) at any time when a default, an event of default or an acceleration has occurred under any credit facility of Boralex, as amended, restated or replaced from time to time, or a swap obligation of any lender party to such credit facility from time to time or one of its affiliates, or (c) at any time when a default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof has occurred under the Senior Indebtedness and is continuing and the notice of the event of default has been given by or on behalf of the holders of Senior Indebtedness to Boralex, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of Boralex’s subsidiaries except to the extent Boralex is a creditor of such subsidiaries ranking at least pari passu with such other creditors. Specifically, the Debentures will be subordinated and postponed in right of payment to the prior payment in full of all indebtedness under any credit facility of Boralex.
5.7	Change of Control of Boralex
Within 30 days following the occurrence of a Change of Control, Boralex will be required to make an offer in writing to purchase all of the Debentures then outstanding (the “Debenture Offer”), at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon (the “Debenture Offer Price”). A “Change of Control” is defined in the Indenture as (a) the acquisition by any Person, or group of Persons acting jointly or in concert, of voting control or direction of more than 50% of the outstanding voting securities of Boralex or (b) the sale or other transfer of all or substantially all of the consolidated assets of Boralex.
A Change of Control will not include an acquisition, merger, reorganization, amalgamation, arrangement, combination or other similar transaction if the holders of voting securities of Boralex immediately prior to such transaction hold securities representing at least 50% of the voting control or direction in Boralex or the successor entity upon completion of the transaction.
The Indenture contains notification and repurchase provisions requiring Boralex to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.
If 90% or more of the aggregate principal amount of debentures issued under the Indenture outstanding on the date of the giving of notice of the Change of Control have been tendered to Boralex pursuant to the Debenture Offer, Boralex will have the right to redeem all the remaining debentures issued under the Indenture at the Debenture Offer Price. Notice of such redemption must be given by Boralex to the Debenture Trustee within ten days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.
5.8	Cash Change of Control
If a Change of Control occurs in which 10% or more of the consideration for the voting securities in the transaction or transactions constituting a Change of Control consists of: (a) cash; (b) equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange; or (c) other property that is not traded or intended to be traded immediately following such transactions on a stock exchange (a “Cash Change of Control”), then during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective (the “Change of Control Effective Date”) and ending 30 days after the Debenture Offer is delivered, holders of Debentures will be entitled to convert their Debentures at a new conversion price (the “Change of Control Conversion Price”) determined in accordance with the terms of the Indenture.
The Change of Control Conversion Price will be calculated as follows:
COCCP = ECP/(1+(CP x (c/t))) where:

COCCP is the Change of Control Conversion Price;
ECP = the Conversion Price in effect on the Change of Control Effective Date;
CP = 58%;
c = the number of days from and including the Change of Control Effective Date to but excluding September 30, 2015; and
t = the number of days from and including the initial issuance of the Debentures to but excluding September 30, 2015.
5.9	Interest Payment Option
Unless an Event of Default has occurred and is continuing, Boralex may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay interest on the Debentures (the “Interest Obligation”), on an Interest Payment Date, (a) in cash; (b) by delivering sufficient Boralex Shares to the Debenture Trustee, for sale, to satisfy the interest obligation on the Interest Payment Date, in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Boralex Shares (the “Boralex Share Interest Payment Election”); or (c) any combination of (a) and (b) above.
The Indenture will provide that, upon Boralex making a Boralex Share Interest Payment Election, the Debenture Trustee shall (a) accept delivery from Boralex of Boralex Shares; (b) accept bids with respect to, and consummate sales of, such Boralex Shares, each as Boralex shall direct in its absolute discretion through the investment banks, brokers or dealers identified by Boralex; (c) invest the proceeds of such sales in securities issued or guaranteed by the Government of Canada which mature prior to the applicable Interest Payment Date, and use the proceeds received from investment in such permitted government securities, together with any additional cash provided by Boralex, to satisfy the Interest Obligation; and (d) perform any other action necessarily incidental thereto.
The Indenture will set forth the procedures to be followed by Boralex and the Debenture Trustee in order to effect the Boralex Share Interest Payment Election. If a Boralex Share Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive a cash payment equal to the interest owed on their Debentures from the Debenture Trustee out of the proceeds of the sale of Boralex Shares (plus any amount received by the Debenture Trustee from Boralex) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to Boralex in respect of the Interest Obligation.
5.10	Events of Default
The Indenture provides that an event of default (“Event of Default”) in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (a) failure for 15 days to pay interest on the Debentures when due, (b) failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise (whether such payment is due in cash, Boralex Shares or other securities or property or a combination thereof), (c) if a decree or order of a court having jurisdiction is entered adjudging Boralex a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous Laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of Boralex, or appointing a receiver of, or of any substantial part of, the property of Boralex or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days, (d) if Boralex institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous Laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of Boralex or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due, (e) if a resolution is passed for the winding-up or liquidation of Boralex, except in the course of carrying out or pursuant to a transaction in respect of which certain conditions are duly observed and performed, (f) if, after the date of the Indenture, any proceedings with respect to Boralex are taken with respect to a compromise or arrangement, including under the Companies’ Creditors Arrangement Act, with respect to creditors of Boralex generally, under the applicable legislation of any jurisdiction, (g) default in the delivery, when due, of all cash and any Boralex Shares or other consideration payable on conversion with respect to the Debentures, which default continues for 15 days, (h) Boralex fails to comply with Article 11 of the Indenture, or (i) default in the observance or performance of a material covenant contained in certain section of the Indenture regarding covenants of Boralex by Boralex for a period of 30 days after notice in writing has been given by the Debenture Trustee to Boralex specifying such default and requiring Boralex to remedy such default. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon request of holders of not less than 25% in principal amount of the debentures, declare the principal of and interest on all outstanding debentures to be immediately due and payable. In certain cases, the holders of a majority of the principal amount of debentures then outstanding may, on behalf of the holders of all debentures, waive any Event of Default and/or cancel any such declaration upon such terms as such holders shall prescribe.
5.11	Offers for Debentures
The Indenture contains provisions to the effect that if an offer is made for debentures which would be a take-over bid for debentures within the meaning of MI 62-104 if debentures were considered equity securities and not less than 90% of the debentures (other than debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the debentures held by the holders of debentures who did not accept the offer on the terms offered by the offeror.
5.12	Modification
The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture contains certain provisions which will make binding on all debentureholders resolutions passed at meetings of the holders of debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the debentures. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of debentures of each particularly affected series.

5.13	Book-Entry System for Debentures
The Debentures will be issued in “book-entry only” form and must be purchased or transferred through a participant in the depository service of CDS (a “Participant”). On the Effective Date, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee.
Unless the book-entry only system is terminated as described below, a purchaser acquiring a beneficial interest in the Debentures (a “Beneficial Owner”), will not be entitled to receive a certificate for Debentures, or, unless requested, for the Boralex Shares issuable on the conversion of the Debentures. Purchasers of Debentures will not be shown on the records maintained by CDS, except through a Participant.
Beneficial interests in Debentures will be represented solely through the book-entry only system and such interests will be evidenced by customer confirmations of purchase from the registered dealer from which the applicable Debentures are purchased in accordance with the practices and procedures of that registered dealer. In addition, registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.
As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by Law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.
The Debentures will be issued to beneficial owners thereof in fully registered and certificate form (the “Debenture Certificates”) only if: (a) required to do so by applicable Law; (b) the book-entry only system ceases to exist; (c) Boralex or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Debentures and Boralex is unable to locate a qualified successor; (d) Boralex, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default, Participants acting on behalf of beneficial owners of Debentures representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.
Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners of Debentures, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the global certificates representing the Debentures, and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter Boralex will recognize the holders of such Debenture Certificates as debentureholders under the Indenture.
Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on Boralex and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Boralex Shares if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Boralex Shares if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.
Boralex will not assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or any payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this Circular and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a Participant. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for any payments relating to the Debentures, paid by or on behalf of Boralex to CDS.
5.14	Price Range and Trading Volumes of the Debentures
From September 15, 2010 to September 24, 2010, the reported low trading price of the Debentures on the TSX was $101.45 and the reported high trading price of the Debentures on the TSX was $101.80. The aggregate volume of trading of the Debentures on the TSX as of September 24, 2010 is $24,428,207.
PART 6 — PRIOR VALUATION
The Offer is an “insider bid” within the meaning of certain Canadian provincial securities legislation and MI 61-101, as Boralex and the Offeror beneficially owns more than 10% of the Voting Trust Units. The applicable securities legislation and regulatory policies require that a formal valuation of the securities that are the subject of the bid be prepared by an independent valuator and filed with the applicable Securities Regulatory Authority, subject to certain exemptions.
Pursuant to an engagement letter (the “Engagement Letter”) signed on March 5, 2010, BMO Capital Markets was formally engaged by the Special Committee in connection with the Offer, to prepare and deliver to the Special Committee a formal valuation in accordance with the requirements of MI 61-101 and an opinion as to the fairness, from a financial point of view, of the consideration offered under the original Offer. BMO Capital Markets delivered such formal valuation and fairness opinion on May 3, 2010. A copy of the full text of such formal valuation and fairness Opinion dated May 3, 2010 is attached as Schedule “B” to the Take-Over Bid Circular. On July 13, 2010, the Special Committee requested from BMO Capital Markets a formal valuation of the non-cash consideration (as defined by MI 61-101) offered under the improved Offer as well as an opinion as to the fairness, from a financial point of view, of the improved consideration.
No part of BMO Capital Markets’ fee is contingent upon the conclusion reached in its formal valuation, the outcome of the Offer or any other transaction. BMO Capital Markets has been determined to be independent within the meaning of MI 61-101.
BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors, including the power generation industry, and has extensive experience in preparing valuations and fairness opinions and in transactions similar to the Offer.
For the purposes of the original and updated valuation and in respect of MI 61-101, “fair market value” is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other, where neither party is under any compulsion to act. This definition is consistent with the definition of fair market value in MI 61-101. In accordance with MI 61-101, BMO Capital Markets has made no downward adjustment to the fair market value of the Trust Units to reflect the liquidity of the Trust Units, the effect of the Offer on the Trust Units or the fact that the Trust Units held by individual Unitholders do not form part of a controlling interest. A valuation prepared on the foregoing basis is referred to as an “en bloc” valuation.
BMO Capital Markets provided its updated valuation dated July 14, 2010 to the effect that, as at such date and based upon and subject to the scope of review, major assumptions and restrictions and qualifications contained therein, the fair market value of the Trust Units remained in the range of $4.50 to $5.05, and the fair market value of the non-cash consideration offered under the improved Offer, being the Debentures, was in the range of $103 to $107 per $100 principal amount, implying that the value of the consideration under the improved Offer ranges between $5.15 to $5.35 per Trust Unit.
BMO Capital Markets also provided its updated opinion dated July 14, 2010 to the effect that, as at such date and based upon and subject to the scope of review, major assumptions and restrictions and qualifications contained therein, the consideration under the improved Offer to be received by the Unitholders (other than Boralex and its affiliates) pursuant to the improved Offer is fair, from a financial point of view, to the Unitholders (other than Boralex and its affiliates).
BMO Capital Markets was further requested to provide its opinion on the amended Offer, which opinion dated as of August 25, 2010 was to the effect that, as at such date and based upon and subject to the scope of its review, major assumptions and restrictions and qualifications contained therein, the consideration offered under the amended Offer to be received by Unitholders (other than Boralex and its affiliates) pursuant to the amended Offer is fair, from a financial point of view, to the Unitholders (other than Boralex and its affiliates).
The formal valuation, fairness opinion and updated formal valuation and fairness opinion referred to above were provided to the Special Committee solely for the purpose of its consideration of the original and improved Offer, respectively. Under the terms of the engagement of BMO Capital Markets to provide the formal valuations and fairness opinions, such opinions may not be used for any other purpose or be relied upon by any other Person, including any Unitholder (existing or prospective). Such formal valuations and fairness opinions were provided for the use of the Special Committee and should not be construed as a recommendation to invest in or divest of Trust Units.
Such valuations and fairness opinions are subject to the scope of review, major assumptions and restrictions and qualifications contained therein and must be considered in their entirety by the reader, as selecting and relying on only specific portions of the analyses or factors considered, without considering all factors and analyses together, could create a misleading view of the processes underlying the valuations and fairness opinions. In particular, the preparation of a valuation is a complex process and it is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue emphasis on a particular factor or analysis.
PART 7 — CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Unitholder who disposes of Trust Units to Subco in exchange for Redeemable Preferred Shares of Subco which will be immediately thereafter redeemed for Debentures and cash pursuant to the Combination, or in exchange for a combination of cash and Debentures pursuant to a Compulsory Acquisition.
This summary is based on the current provisions of the Tax Act and the regulations thereunder in force on the date hereof, and an understanding of the current published administrative practices and assessing policies of the CRA. This summary takes into account all specific proposals to amend the Tax Act and the regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such Proposed Amendments will be enacted in their present form. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative practices or assessing policies of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ materially from those described in this summary. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.
This summary is not applicable to a Unitholder: (a) that is a “financial institution” (as defined in the Tax Act for purposes of the “mark-to-market property” rules), (b) that is a “specified financial institution” (as defined in the Tax Act), (c) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (d) who reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than the Canadian currency, or (e) a Unitholder who acquired Trust Units pursuant to the exercise of an employee stock option. Any such Unitholder should consult its own tax advisors with respect to the tax consequences of the proposed transaction.
This summary is for general information only and is not intended to be, nor should it be construed to be legal, business or tax advice to any particular Unitholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Unitholders should consult their own legal and tax advisors with respect to the tax consequences to them of having their Trust Units acquired by the Offeror based on their particular circumstances.
7.1	Unitholders Resident in Canada
This portion of the summary is only applicable to a Unitholder who, at all relevant times, for the purposes of the Tax Act: (a) is, or is deemed to be, resident in Canada; (b) deals at arm’s length with the Fund and Subco; (c) is not affiliated with the Fund or Subco; and (d) holds its Trust Units, Redeemable Preferred Shares and Debentures, as applicable, as capital property (a “Resident Holder”). Trust Units and Debentures, as applicable, generally will be considered capital property to a Unitholder unless the Unitholder holds such property in the course of carrying on a business, or the Unitholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Unitholders whose Trust Units or Debentures, as applicable, would not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Trust Units, Redeemable Preferred Shares, Debentures and every other “Canadian security” (as defined in the Tax Act) owned by such holder deemed to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Unitholders should consult their own tax advisors to determine whether the election is available and advisable based on their own particular circumstances.
7.1.1	Disposition of Trust Units Pursuant to the Combination or Compulsory Acquisition
A Resident Holder who disposes of Trust Units to Subco under the Combination in exchange for Redeemable Preferred Shares or pursuant to a Compulsory Acquisition in exchange for a combination of cash and Debentures will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition received for the Trust Units, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Trust Units to the Resident Holder. For these purposes, the proceeds of disposition for the Trust Units will be equal, in the case of a Unitholder who enters into the Combination, to the aggregate fair market value of the Redeemable Preferred Shares received and, in the case of a Unitholder under a Compulsory Acquisition, to the aggregate amount of cash received and the aggregate fair market value of any Debentures received in exchange for such Trust Units, such fair market value determined at the time such exchange occurs. See “Taxation of Capital Gains and Capital Losses” below.
Except as expressly otherwise provided above, the cost to a Resident Holder of Redeemable Preferred Shares or Debentures received, as the case may be, in exchange for Trust Units will be equal to the fair market value of such Redeemable Preferred Shares or Debentures determined at the time of the exchange.
7.1.2	Disposition of the Redeemable Preferred Shares pursuant to the Combination
Upon the redemption of the Redeemable Preferred Shares, the holder thereof would generally be deemed to have received a dividend equal to the amount by which the Redemption Amount of the Redeemable Preferred Shares exceeds their paid-up capital for the purposes of the Tax Act. Management believes that the paid-up capital of the Redeemable Preferred Shares will be equal to their Redemption Amount. The difference between the Redemption Amount and the amount of the deemed dividend, if any, would be treated as proceeds of disposition of such Redeemable Preferred Shares for the purpose of computing any capital gain or capital loss arising on the redemption of such shares.
For these purposes, except as expressly otherwise provided above, the proceeds of disposition for the Redeemable Preferred Shares will be equal to the aggregate amount of cash received and the aggregate fair market value of any Debentures received in exchange for such Redeemable Preferred Shares, such fair market value determined at the time such exchange occurs. See “Taxation of Capital Gains and Capital Losses” below.
Except as expressly otherwise provided above, the cost to a Resident Holder of Debentures received in exchange for Redeemable Preferred Shares will be equal to the fair market value of Debentures determined at the time of the exchange.

7.1.3	Taxation of Debentures

7.1.3.1	Taxation of Interest on Debentures
A Resident Holder of a Debenture that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Debenture that accrues (or is deemed to accrue) to it to the end of the particular taxation year (or if the Resident Holder disposes of a Debenture in the year, that accrues or is deemed to accrue to it until the time of disposition) or that has become receivable by or is received by the Resident Holder before the end of that taxation year, including on a conversion, redemption or repayment on maturity, except to the extent that such interest was included in computing the Resident Holder’s income for that or a preceding taxation year.
Any other Resident Holder will be required to include in computing income for a taxation year all interest on a Debenture that is received or receivable by such Resident Holder in that taxation year (depending on the method regularly followed by the Resident Holder in computing income), including on a conversion, redemption or repayment on maturity, except to the extent that the interest was included in the Resident Holder’s income for that or a preceding taxation year.
To the extent that the principal amount of a Debenture exceeds the fair market value of a Debenture at the time of its issue (the excess amount referred to herein as the “discount”), the discount may be required to be included in computing a Resident Holder’s income, either in each taxation year in which all or a portion of such amount accrues or in the taxation year in which the discount is received or receivable by the Resident Holder. If the discount is (or is deemed to accrue as) interest to a Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary, such Resident Holder would be required to include in income annually the portion of such interest (or deemed interest) that accrues to such Resident Holder in the manner prescribed by the regulations under the Tax Act notwithstanding that any payment on account of the discount may not be received and is not receivable until maturity. Similarly, if the discount is (or is deemed to accrue as) interest to any other Resident Holder, the Debentures would likely be viewed as an “investment contract” (as defined in the Tax Act) for such Resident Holders who would be required to include in computing income for a taxation year any interest that accrues to the Resident Holder on the Debenture up to any “anniversary date” (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the Resident Holder’s income for that year or a preceding year. Resident Holders are urged to consult their tax advisors as to the tax treatment of the discount.
7.1.3.2	Exercise of Conversion Right
Generally, a Resident Holder who converts a Debenture into Boralex Shares (or Boralex Shares and cash delivered in lieu of a fraction of a Boralex Share) pursuant to the conversion right will be deemed not to have disposed of the Debenture and, accordingly, will not be considered to realize a capital gain (or capital loss) on such conversion. Under the current administrative practice of the CRA, a Resident Holder who, upon conversion of a Debenture, receives cash not in excess of $200 in lieu of a fraction of a Boralex Share may either treat this amount as proceeds of disposition of a portion of the Debenture, thereby realizing a capital gain (or capital loss), or reduce the adjusted cost base of the Boralex Shares that the Resident Holder receives on the conversion by the amount of the cash received.

Upon a conversion of a Debenture, interest accrued thereon to the date of conversion will be included in computing the income of the Resident Holder as described above under “Taxation of Interest on Debentures”.
The aggregate cost to a Resident Holder of the Boralex Shares acquired on the conversion of a Debenture will generally be equal to the aggregate of the Resident Holder’s adjusted cost base of the Debenture immediately before the conversion. For the purposes of determining the adjusted cost base to a Resident Holder of Boralex Shares at any time, the cost of Boralex Shares acquired on the conversion of a Debenture will be averaged with the adjusted cost base of any other Boralex Shares owned by the Resident Holder and held as capital property immediately before that time.
7.1.3.3	Repayment or Redemption of Debentures
If Boralex redeems a Debenture prior to maturity or repays a Debenture upon maturity and the Resident Holder does not exercise the conversion right prior to such redemption or repayment, the Resident Holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the Resident Holder (less any amount that is otherwise required to be included in the income of the Resident Holder as interest) on such redemption or repayment. The Resident Holder may realize a capital gain or capital loss computed as described below under “Disposition of Debentures”.
If Boralex pays any amount upon the repayment (or other purchase) of a Debenture by issuing Boralex Shares to the Resident Holder, otherwise than through the exercise of conversion rights, the Resident Holder’s proceeds of disposition of the Debenture will be equal to the fair market value, at the time of disposition of the Debenture, of the Boralex Shares and any other consideration so received (less any amount that is otherwise required to be included in the income of the Resident Holder as interest). The Resident Holder may realize a capital gain or capital loss computed as described below under “Disposition of Debentures”. The Resident Holder’s adjusted cost base of the Boralex Shares so received will be equal to the fair market value of such Boralex Shares. For the purpose of determining the adjusted cost base to a Resident Holder of Boralex Shares at any time, the cost of Boralex Shares so received will be averaged with the adjusted cost base of any other Boralex Shares owned by the Resident Holder and held as capital property immediately before that time.
The fair market value of any premium paid by Boralex to a Resident Holder on repayment of a Debenture, including any premium paid by Boralex in connection with a Change of Control, will generally be deemed to be interest received at that time by such Resident Holder, but only to the extent that such premium can reasonably be considered to relate to, and does not exceed the value on the date of repayment of, the interest that would have been paid or payable by Boralex on the Debenture for taxation years of Boralex ending after the date of redemption or repayment.
7.1.3.4	Disposition of Debentures
Generally, on a disposition or deemed disposition of a Debenture, including a redemption, repayment at maturity or purchase for cancellation, but not including the conversion of a Debenture into Boralex Shares pursuant to the Resident Holder’s right of conversion as described above, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Debenture immediately before the disposition or deemed disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.
For these purposes, upon a disposition or deemed disposition (other than a redemption, repayment at maturity or purchase for cancellation) of a Debenture, interest accrued thereon to the date of disposition will be included in computing the income of the Resident Holder as described above under “Taxation of Interest on Debentures”, and will be excluded in computing the Resident Holder’s proceeds of disposition of the Debenture.
7.1.3.5	Taxation of Capital Gains and Capital Losses
One-half of any capital gain realized on the disposition of a Trust Unit, Redeemable Preferred Share, Boralex Share or Debenture (a “taxable capital gain”) will be included in the Resident Holder’s income and one-half of any capital loss realized on the disposition of a Trust Unit, Redeemable Preferred Share, Boralex Share or Debenture (an “allowable capital loss”) will generally be deducted from taxable capital gains in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.
Where a Resident Holder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, Redeemable Preferred Shares or Boralex Share, any capital loss otherwise arising upon the disposition of the Trust Unit, Redeemable Preferred Share or Boralex Share, as applicable, may be reduced by the amount of any dividends previously designated by the Fund on such Trust Unit to the Resident Holder or received or deemed to be received on the Redeemable Preferred Shares or Boralex Shares by such Resident Holder, to the extent and under the circumstances specified in the Tax Act. Similar rules apply where Trust Units, Redeemable Preferred Shares or Boralex Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.
7.1.4	Alternative Minimum Tax
In general terms, the receipt of taxable dividends and/or the realization of capital gains on the disposition of Trust Units, Redeemable Preferred Shares, Boralex Shares and/or Debentures by an individual or trust, other than certain trusts specified in the Tax Act, may increase the Resident Holder’s liability for alternative minimum tax.
7.1.5	Additional Refundable Tax
A Resident Holder that is a “Canadian controlled private corporation” as defined in the Tax Act may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains realized in respect of the disposition of Trust Units, Redeemable Preferred Shares, Boralex Shares and/or Debentures and interest received or deemed to be received on Debentures.
7.2	Unitholders Not Resident in Canada
The following discussion applies to a Unitholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Fund and Subco; (c) is not affiliated with the Fund or Subco; and (d) does not, and is not deemed to, use or hold Trust Units, Redeemable Preferred Shares, Boralex Shares, and/or Debentures, in carrying on a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act).
7.2.1	Disposition of Trust Units by a Non-Resident Holder
A Non-Resident Holder who disposes of Trust Units to Subco under the Combination, a Compulsory Acquisition in exchange for Redeemable Preferred Shares or a combination of cash and Debentures, as the case may be, will be subject to taxation in Canada in respect of a capital gain realized on the disposition of Trust Units only if such Trust Units constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition, and the Non-Resident Holder is not afforded relief from taxation in Canada under an applicable income tax treaty or convention.
Trust Units generally will not be “taxable Canadian property” at the time of the disposition provided that: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, did not own 25% or more of the issued Trust Units at any time during the 60-month period preceding the time of the disposition; (b) the Fund is a “mutual fund trust” at the time of the disposition; (c) no more than 50% of the fair market value of the Trust Units is derived directly or indirectly from one or a combination of (i) real or immovable property situated in Canada; (ii) Canadian resource property; (iii) timber resource properties; and (iv) options in respect of or interest in property described in any of (i) to (iii); and (d) the Trust Units are not otherwise deemed to be “taxable Canadian property”. A Non-Resident Holder whose Trust Units constitute “taxable Canadian property” generally will be considered to have disposed of Trust Units for proceeds of disposition determined in the same manner as described above for a Resident Holder and will realize a capital gain (or capital loss) on the disposition of such Trust Units equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) such Non-Resident Holder’s adjusted cost base of Trust Units so disposed of, determined immediately before the disposition. Generally, subject to the terms of an applicable income tax treaty or convention, such Non-Resident Holder will be subject to tax under the Tax Act in respect of any capital gain realized in the same manner as a Resident Holder (see above under “Disposition of Trust Units Pursuant to the Combination or Compulsory Acquisition”).
7.2.2	Taxation of Debentures
7.2.2.1	Taxation of Interest on Debentures
A Non-Resident Holder should not be subject to Canadian withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by Boralex as, on account or in lieu of payment of, or in satisfaction of, interest (including any amount representing the discount, as described above under “Unitholders Resident in Canada — Taxation of Debentures — Taxation of Interest on Debentures”) or principal on the Debentures.

7.2.2.2	Exercise of Conversion Privilege
The conversion of a Debenture into Boralex Shares only on the exercise of a conversion right by a Non-Resident Holder will generally be deemed not to constitute a disposition of the Debenture and, accordingly, a Non-Resident Holder will not realize a gain or a loss on such conversion.
7.2.3	Eligibility for Investment
On the basis of the applicable legislation in effect on the date hereof, provided the Debentures are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX), the Debentures (including the Boralex Shares issuable on the conversion, redemption or maturity of the Debentures), if issued on the date hereof, would be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan (except, in the case of Debentures, a deferred profit sharing plan to which Boralex, or an employer that does not deal at arm’s length with Boralex, has made a contribution), registered education savings plan, tax-free savings account (“TFSA”) and registered disability savings plan.
Notwithstanding the foregoing, if the Debentures are “prohibited investments” for the purposes of a TFSA, the holder of such account will be subject to penalty taxes as set out in the Tax Act. Provided that the holder of a TFSA deals at arm’s length with Boralex for purposes of the Tax Act, and does not hold a “significant interest” (within the meaning of the Tax Act) in Boralex or any corporation, partnership or trust with which Boralex does not deal at arm’s length for purposes of the Tax Act, the Debentures will not be “prohibited investments” for such TFSA for purposes of the Tax Act. Holders of a TFSA should consult their own tax advisors in this regard.
PART 8 — CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
8.1	General
The following is a summary of certain material United States federal income tax considerations generally applicable to a Unitholder who (a) disposes of Trust Units to Subco in exchange for Redeemable Preferred Shares which will be immediately thereafter redeemed for cash, the Debentures, or a combination of cash and the Debentures pursuant to the Combination or (b) disposes of Trust Units to the Offeror in exchange for cash, the Debentures, or a combination of cash and the Debentures pursuant to a Compulsory Acquisition. This summary applies only to a United States Holder (as defined below), that is a Non-Resident Holder, and summarizes, in general and as applicable, certain material United States federal income tax considerations related to the ownership and disposition by United States Holders of the Debentures and of the Boralex Shares, into which such Debentures are convertible by United States Holders.
This summary is only a general discussion and is not intended to be, and should not be construed to be, legal or United States federal income tax advice to any United States Holder. In addition, this summary does not discuss all aspects of United States federal income taxation that may be relevant to a United States Holder in light of such Holder’s particular circumstances. No ruling from the United States Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the United States federal income tax consequences to a United States Holder or such Holder’s ownership or disposition of the Debentures or Boralex Shares into which such debentures are convertible. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the United States courts could disagree with one or more of the positions taken in this summary. Moreover, this summary does not include any discussion of United States state or local, United States federal estate or gift, United States federal alternative minimum tax or foreign tax consequences.
The information in this summary is based on:
•	the Internal Revenue Code of 1986, as amended (the “Code”);

•	current, temporary and proposed Treasury Regulations promulgated under the Code (the “Treasury Regulations”), and the legislative history of the Code;

•	current administrative interpretations and practices of the IRS and court decisions;
in each case, as of the date of this Circular. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. Neither the Offeror nor Subco has sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
This summary is limited to United States Holders who acquire the Debentures in exchange for (a) the Redeemable Preferred Shares pursuant to the Combination or (b) the Trust Units pursuant to a Compulsory Acquisition, and who hold the Debentures and Boralex Shares into which such Debentures are convertible as “capital assets” within the meaning of Code Section 1221 (generally, property held for investment). In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•	banks, insurance companies or other financial institutions;

•	regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	non-U.S. Holders (as defined below);

•	persons who are, or who hold the Trust Units, the Debentures or Boralex Shares into which such debentures are convertible through S-corporations, partnerships or other pass-through entities;

•	certain former citizens or long-term residents of the U.S.;

•	United State Holders whose functional currency is not the U.S. dollar;

•	a “controlled foreign corporation,” “passive foreign investment company” or a corporation that accumulates earnings to avoid United States federal income tax;

•	a person who owns, or is deemed to own 10% or more of the Trust Units or Boralex Shares entitled to vote;

•	persons who hold the Debentures or Boralex Shares into which such Debentures are convertible as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction; or

•	persons deemed to sell the Debentures or Boralex Shares into which such Debentures are convertible under the constructive sale provisions of the Code.
In addition, this discussion does not reflect the application of the Convention between the United States of America and Canada with Respect to Taxes on Income and Capital (the “Treaty”), and it does not reflect any recently enacted changes to the Code with a deferred effective date including but not limited to, the new tax on investment income.
You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation of the disposition of Trust Units (a) for Redeemable Preferred Shares pursuant to the Combination which will be immediately thereafter redeemed for cash, the Debentures, or a combination of cash and the Debentures or (b) for cash, the Debentures, or a combination of cash and the Debentures pursuant to a Compulsory Acquisition, as well as the ownership and disposition of the Debentures and Boralex Shares into which such Debentures are convertible, and any tax issues arising under the federal estate or gift tax rules or under the Laws of any state, local, foreign or other taxing jurisdiction or under the Treaty.
TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE CODE, (B) ANY SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN, AND (C) YOU SHOULD SEEK TAX ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
For purposes of this discussion, the term “United States Holder” (a “U.S. Holder”) means a beneficial owner of the Trust Units, the Debentures and Boralex Shares into which such Debentures are convertible that is, for United States federal income tax purposes:
•	a U.S. citizen or an individual who is a resident of the United States for United States federal income tax purposes;

•	a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if (a) a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (b) if it has made a valid election in effect under applicable Treasury Regulations to be treated as U.S. person.
The term “non-U.S. Holder” means a beneficial owner that is an individual or an entity other than a U.S. Holder.
8.2	Classification of the Fund as a Corporation
Although the Fund is organized as an unincorporated open-ended limited purpose trust under the laws of the Province of Quebec, the Fund should be classified as a foreign corporation for United States federal income tax purposes under current Treasury Regulations. Accordingly, Trust Units should be treated as shares of stock of a foreign corporation for United States federal income tax purposes. The discussion below reflects this classification and employs terminology consistent with this classification.
8.3	Disposition of the Trust Units in Exchange for (a) Redeemable Preferred Shares or (b) Cash, the Debentures, or a Combination of Cash and the Debentures
For United States federal income tax purposes, the exchange of the Trust Units for (a) Redeemable Preferred Shares pursuant to the Combination which will be immediately thereafter redeemed for cash, the Debentures, or a combination of cash and the Debentures or (b) for cash, the Debentures, or a combination of cash and the Debentures pursuant to a Compulsory Acquisition, should, in either case, be characterized as a taxable exchange (the “Exchange”) of the Trust Units for the consideration consisting of cash, the Debentures, or a combination of the cash and the Debentures as set forth above. Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, a U.S. Holder generally will recognize gain or loss in the Exchange in an amount equal to the difference, if any, between (a) the sum of the amount of cash received (if any) plus the “issue price” (as defined below) of the Debentures received (if any) in the Exchange and (b) such Holder’s adjusted tax basis in the Trust Units exchanged. Subject to the PFIC rules discussed below, gain or loss recognized in the Exchange will be long-term capital gain or loss if the Trust Units were held for more than one year at the time of the Exchange. Long-term capital gain recognized by non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations. The holding period of the Debentures in the hands of a U.S. Holder will begin on the day following the Exchange, and the tax basis of such Debentures will be equal to the “issue price” of the Debentures received in the Exchange.
U.S. Holders are urged to consult their own tax advisors regarding the potential United States federal income tax consequences of the disposition of the Trust Units (i) for Redeemable Preferred Shares pursuant to the Combination which will be immediately thereafter redeemed for cash, the Debentures, or a combination of cash and the Debentures or (ii) for cash, the Debentures, or a combination of cash and the Debentures pursuant to a Compulsory Acquisition.
8.4	“Issue Price” of the Debentures
If a substantial amount of the Debentures is publicly traded, as defined by the Treasury Regulations, the “issue price” of the Debentures should be their fair market value. Boralex expects that following the Exchange, a substantial amount of the Debentures to be issued in the Combination or a Compulsory Acquisition will be traded on the TSX, although no assurance can be given in this regard. Therefore, provided that the Debentures issued in the Combination or a Compulsory Acquisition are not aggregated with the Debentures issued in the Offer on September 15, 2010, the issue price of the Debentures should be their fair market value at the time of the Exchange. If the Debentures issued in the Combination or a Compulsory Acquisition are aggregated with the Debentures issued on September 15, 2010 pursuant to the Offer, then the issue price should the fair market value of the Debentures on September 15, 2010. The rules regarding the determination of “issue price” are complex and highly detailed, and a U.S. Holder should consult his, her or its own tax advisor regarding the determination of the issue price of the Debentures.
8.5	Passive Foreign Investment Company Treatment
The Fund generally will be regarded as a PFIC for United States federal income tax purposes if, for a taxable year, either (a) 75% or more of the gross income of the Fund for such taxable year is passive income or (b) 50% or more of the value of the assets held by the Fund either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. “Gross income” generally means all revenues less the cost of goods sold and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
If the Fund was treated as a PFIC in any year during which a U.S. Holder owns the Trust Units, the U.S. Holder generally would treat any gain from the disposition of the Trust Units for cash, the Debentures, or a combination of cash and the Debentures as ordinary income. In addition, (a) such gain would be allocated ratably over the U.S. Holder’s holding period, (b) the amount of the gain allocated to the current taxable year and any taxable year prior to the first taxable year in which the Fund was treated as a PFIC would be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years in the holding period would be subject to tax on ordinary income at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such taxable year. Boralex believes the Fund is not and has not been, a PFIC.
8.6	Ownership and Disposition of the Debentures
The following discussion related to the ownership and disposition of the Debentures is applicable to U.S. Holders that receive the Debentures in connection with the Combination or a Compulsory Acquisition.
8.6.1	Effect of Certain Contingencies
Boralex would be required to pay amounts in excess of the stated principal amount of the Debentures if it issued Boralex Shares in redemption or at maturity of such debentures. It is unclear whether the possibility of this excess payment could subject U.S. Holders of the Debentures to special rules for “contingent payment debt instruments” (“CPDI Rules”). However, under applicable Treasury Regulations, the CPDI Rules would not apply if at the issue date the possibility of this excess payment is remote and incidental. Boralex believes that the possibility of making the foregoing additional payments with respect to the Debentures is a remote and incidental contingency within the meaning of the applicable Treasury Regulations.

However, there is no assurance that the IRS will not treat the Debentures as governed by the CPDI Rules. If the Debentures were so treated, this treatment would affect the timing and amount of a U.S. Holder’s income and could cause the gain from the sale or other disposition of a Debenture be treated as ordinary income, rather than capital gain. The remainder of this discussion assumes that the Debentures are not subject to the CPDI Rules. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the contingent payment debt regulations to the Debentures and the consequences thereof.
8.6.2	Stated Interest
Payments of stated interest on the Debentures will be included in the gross income of a U.S. Holder as interest income at the time such interest is received or accrued in accordance with the U.S. Holder’s regular method of tax accounting, and will be taxable as ordinary income. Such interest generally will be treated as foreign source income for purposes of the U.S. foreign tax credit rules.
8.6.3	Original Issue Discount
The Debentures may be issued with original issue discount (“OID”) for United States federal income tax purposes. If the stated principal amount of the Debentures exceeds their “issue price” by more than a certain de minimis amount, the Debentures will be issued with OID. The amount of OID will be de minimis, and, therefore, the Debentures will not be issued with OID, if the discount is less than the product of one-fourth of one percent (0.25%) of the stated principal amount of the Debentures multiplied by the number of full years to their maturity.
If the Debentures were issued with OID, each U.S. Holder would be required to include in income (as ordinary income) for a given taxable year the daily portion of the OID that accrues on the Debentures for each day during the taxable year on which such U.S. Holder holds the Debenture (regardless of such Holder’s method of accounting for United States federal income tax purposes). Thus, a U.S. Holder would be required to include amounts in income in advance of the receipt of cash to which the OID is attributable. A daily portion of OID is determined by allocating to each day in any “accrual period” a pro rata portion of the OID that accrued during such period. Applicable Treasury Regulations permit a U.S. Holder to use accrual periods of any length from one day to one year to compute accruals of OID, provided that the yield to maturity is adjusted to reflect the accrual period selected, and further provided that each scheduled payment of principal or interest occurs either on the first or the last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the product of the Debentures’ “adjusted issue price” at the beginning of the accrual period and such Debentures’ “yield to maturity,” less the amount of any stated interest allocable to the accrual period. The adjusted issue price of the Debentures at the start of any accrual period equals the sum of the issue price of such Debentures and the aggregate amount of any previously accrued OID. The yield to maturity of the Debentures generally is the discount rate that, when applied to all payments to be made on the Debentures, produces a present value equal to the issue price of such Debentures.
8.6.4	Constructive Distributions
Adjustments to the Conversion Price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the U.S. Holders of the Debentures generally will not be deemed to result in a deemed distribution of a taxable dividend to the U.S. Holders. However, it is possible that certain of the adjustments to the Conversion

Price provided in the Indenture might result in a deemed distribution to the U.S. Holders of a taxable dividend if the Conversion Price is adjusted. U.S. Holders are urged to consult their own tax advisors regarding the possibility of receiving a deemed dividend distribution as a result of an adjustment to the Conversion Price of the Debentures.
8.6.5	Sale, Exchange, Redemption, Retirement or Other Disposition of the Debentures
Upon the sale, exchange, redemption, retirement or other disposition of the Debentures (other than in exchange for Boralex Shares — see below), a U.S. Holder generally will recognize gain or loss equal to the difference between (a) the sum of the amount of cash proceeds and the fair market value of any property received on the disposition (except to the extent any such amount is attributable to accrued but unpaid stated interest, which is will be taxable as ordinary income if not previously included in such U.S. Holder’s income) and (b) such U.S. Holder’s adjusted tax basis in the Debentures at the time of the sale, exchange, redemption, retirement or other disposition. The adjusted tax basis in a Debenture generally will equal such Holder’s initial adjusted tax basis in the Debenture (see above), increased by accrued OID, if any, that the U.S. Holder has included in income. Generally, any gain realized on a sale or other disposition of a Convertible Debenture will be treated as U.S. source income for U.S. foreign tax credit limitation purposes. Any such gain or loss generally will be capital gain or loss and will be long term capital gain or loss if the Debentures have been held for more than one year at the time of the disposition. Long term capital gain recognized by non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.
8.6.6	Conversion or Payment upon Redemption or at Maturity in Boralex Shares
A U.S. Holder who converts its Debentures into Boralex Shares pursuant to the conversion privilege generally should not recognize any gain or loss on the conversion. In addition, although not free from doubt, a U.S. Holder who receives Boralex Shares as a payment upon redemption or at maturity of the Debentures generally should not recognize any gain or loss. In each case, a U.S. Holder will recognize as ordinary interest income the value of the Boralex Shares received that are attributable to the accrued but unpaid stated interest on the Debentures not previously included in the U.S. Holder’s income. The U.S. Holder’s adjusted tax basis in Boralex Shares received generally will equal such U.S. Holder’s adjusted basis in the Debentures surrendered, and the holding period of the Boralex Shares received will include the holding period of the Debentures surrendered.
It is possible that a conversion or redemption for Boralex Shares could be treated as a taxable transaction, in which case a U.S. Holder would recognize gain or loss measured by the difference between (a) the fair market value of the Boralex Shares received (other than the Boralex Shares received that are attributable to the accrued but unpaid interest on the Debentures not previously included in the U.S. Holder’s income, which would be taxable as ordinary interest income) and (b) the adjusted tax basis of the Debentures so converted or redeemed.
8.7	Ownership and Disposition of Boralex Shares
The following discussion related to the ownership and disposition of Boralex Shares is applicable to U.S. Holders that receive Boralex Shares in connection with the conversion of the Debentures.

8.7.1	Dividends
Subject to the PFIC rules described below, distributions, if any, made on Boralex Shares will be includable in a U.S. Holder’s taxable income as dividends to the extent of Boralex’s current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of Boralex’s current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Holder’s adjusted tax basis in Boralex Shares and thereafter as capital gain from the sale or exchange of such shares.
8.7.2	Sale, Exchange or Disposition of Boralex Shares
Subject to the PFIC rules described below, upon the sale, taxable exchange or disposition of Boralex Shares received by a U.S. Holder in the conversion of the Debentures, the U.S. Holder generally will recognize capital gain or loss equal to the difference between (a) the amount of cash and the fair market value of any property received upon the sale, exchange or disposition of the Boralex Shares and (b) the U.S. Holder’s adjusted tax basis in such shares. Such capital gain or loss will be long-term capital gain or loss if the Boralex Shares have been held for more than one year at the time of the sale, exchange or disposition. Long term capital gain recognized by non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.
8.8	Passive Foreign Investment Company Treatment
Boralex will be classified as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look-through rules,” either (a) 75.0% or more of its gross income is “passive income” or (b) 50.0% or more of the average quarterly value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Boralex believes that it is not a PFIC and does not expect to become a PFIC in the future.
If Boralex were treated as a PFIC in any year during which a U.S. Holder owns shares, and the U.S. Holder has not made certain elections, the U.S. Holder would generally be subject to special rules (regardless of whether Boralex continued to be a PFIC) with respect to (a) any “excess distribution” (generally, any distributions received by the U.S. Holder on the shares in a taxable year that are greater than 125.0% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares) and (b) any gain realized on the sale or other disposition of shares. Under these rules (i) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period, (ii) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income, and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, a U.S. Holder of shares would generally be subject to similar rules if a direct or indirect subsidiary of Boralex that is also a PFIC makes certain distributions to Boralex or engages in certain other transactions. Moreover, each U.S. Holder of Boralex Shares would be required to make an annual return on IRS Form 8621 reporting certain elections, distributions, and gains with respect to each such PFIC in which it holds a direct or indirect interest and, in accordance with the recently enacted legislation, provide other information annually even in the absence of direct or indirect distributions or dispositions by any such company, under guidance to be issued by the IRS. The United States federal income tax rules applicable to PFICs are very complex and, in certain cases, uncertain. Each U.S. Holder is strongly urged to consult its own tax advisor with respect the PFIC rules.
8.9	Other Considerations

8.9.1	Foreign Tax Credit
A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the exchange of Trust Units (i) for Redeemable Preferred Shares pursuant to the Combination which will be immediately thereafter redeemed for cash, the Debentures, or a combination of cash and the Debentures or (ii) for cash, the Debentures, or a combination of cash and the Debentures pursuant to a Compulsory Acquisition, or in connection with the receipt of interest on the Debentures, or the receipt of dividends on the Boralex Shares in which the Debentures were converted, or in connection with the recognition of gain on the sale or other disposition of the Debentures or Boralex Shares, may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for the Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s United States federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to United States federal income tax. This election is made on a year-by-year basis and applies to all foreign income taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s United States federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock or notes of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in the Treaty. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.
8.9.2	Receipt of Foreign Currency
Cash basis U.S. Holders who receive the stated interest on their Debentures in Canadian dollars and convert the Canadian dollars into U.S. dollars on the same day will generally not recognize any foreign currency gain or loss. If such U.S. Holders convert the Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt, the Holders may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss. Unless an election to use the exchange rate on the date of the receipt of interest is made, accrual basis U.S. Holders generally will compute their foreign currency exchange gain or loss realized with respect to accrued interest income on the Debentures by translating the interest income received in Canadian dollars into U.S. dollars at the time of the payment and subtracting the amount of the interest income computed by using a simple average of the exchange rates for each business day of the accrual period.
Dividends on Boralex Shares paid in Canadian dollars will be included in income in U.S. dollars calculated by reference to the exchange rate in effect on the day the dividends are actually or constructively received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If dividends received in Canadian dollars are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder that receives dividends in Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.
Provided that the Debentures and Boralex Shares are publicly traded and certain other requirements are met, the amount realized by a cash basis U.S. Holder that receives Canadian dollars in connection with the sale of the Debentures or Boralex Shares generally will be based on the U.S. dollar value of the Canadian dollars received as determined on the settlement date of the sale. An accrual basis U.S. Holder may elect to apply the same treatment as a cash basis U.S. Holder, provided that the election is applied consistently from year to year (which election may not be changed without the consent of the IRS). In the absence of this election, such U.S. Holder would have a foreign currency gain or loss equal to the difference between the U.S. dollar value of the Canadian dollars on the date of the sale and the date of payment, which generally will be treated as U.S. source ordinary income or loss.
The foregoing description of the foreign currency exchange gain or loss rules is for general purposes only, does not cover all the issues that U.S. Holders may encounter, and, therefore, each U.S. Holder should consult its own tax advisor regarding the United States federal income tax consequences of receiving, owning, and disposing of Canadian dollars.
8.10	Information Reporting and Backup Withholding
Payments made within the United States, or by a United States payor or United States middleman, of interest or dividends on, or proceeds arising from the sale or other taxable disposition of, Trust Units, Debentures or Boralex Shares generally will be subject to information reporting and backup withholding if a U.S. Holder fails to furnish its correct United States taxpayer identification number (generally, on IRS Form W 9), and to make certain certifications, or otherwise fails to establish an exemption. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be refunded (or credited against such Holder’s federal income tax liability, if any) provided the required information is furnished to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the United States backup withholding rules.
THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES ARISING FROM THE EXCHANGE OF THE TRUST UNITS (A) FOR REDEEMABLE PREFERRED SHARES PURSUANT TO THE COMBINATION WHICH WILL BE IMMEDIATELY THEREAFTER REDEEMED FOR CASH, THE DEBENTURES, OR A COMBINATION OF CASH AND THE DEBENTURES OR (B) FOR CASH, THE DEBENTURES, OR A COMBINATION CASH AND THE DEBENTURES PURSUANT TO A COMPULSORY ACQUISITION, AND THE OWNERSHIP AND DISPOSITION OF THE DEBENTURES AND BORALEX SHARES.
PART 9 — SOURCE OF FUNDS
In connection with the Offer, Boralex indicated that it was prepared to issue Debentures up to an aggregate principal amount of $135,900,000. As of September 27, 2010, approximately

$79,285,000 principal amount of Debentures has been used to purchase the Trust Units deposited into the Offer. Approximately $56,615,000 principal amount of Debentures remains to acquire any Trust Units deposited prior to September 28 at 7:00 p.m. and to acquire Trust Units pursuant to the Compulsory Acquisition or the Combination, as the case may be.
The Offeror also offered up to $90,600,000 in cash. In order to fund the payment of the cash component of the offered consideration, Boralex issued, on a bought deal basis, 6.75% extendible convertible unsecured subordinated debentures (the “Extendible Debentures”) in the aggregate principal amount of $95,000,000 (the “Financing”). Approximately $52,857,000 in cash was used to purchase the Trust Units deposited into the Offer. Approximately $37,743,000 in cash remains to acquire any Trust Units deposited prior to September 28, 2010 at 7:00 p.m. and to acquire Trust Units pursuant to the Compulsory Acquisition or the Combination, as the case may be.
PART 10 — ADMINISTRATION OF THE FUND
10.1	Administrator of the Fund
BPI was created in order to provide certain services to the Fund and BPT. Its principal place of business is located at 772 Sherbrooke St. West, Suite 200, Montréal, Québec, H3A 1G1.
The following table provides a list of directors and officers of BPI:

Directors and officers of BPI	Position at BPI	Principal Occupation
Bernard Lemaire Québec, Canada	Executive Chairman of the Board and Director	Executive Chairman of the Board of Boralex

Patrick Lemaire Québec, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Boralex

Jean-François Thibodeau Québec, Canada	Vice-President, Chief Financial Officer and Director	Vice-President and Chief Financial Officer of Boralex

Sylvain Aird Québec, Canada	Secretary and Director	Vice-President, Legal Affairs and Corporate Secretary of Boralex
10.2	Administration Agreement
Pursuant to the terms of the Administration Agreement entered into February 20, 2002 by the Fund and BPI (the “Administration Agreement”), BPI provides certain administrative and support services to the Fund. All costs pertaining to such services are borne by the Fund, including those necessary to: (a) ensure compliance with the Fund’s continuous disclosure obligations under applicable securities legislation; (b) provide investor relations services; (c) provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Trust Agreement, including relevant information with respect to income taxes; (d) call and hold meetings of Unitholders and distribute required materials, including notices of meetings and information circulars, in respect of all such meetings; (e) provide for the calculation of distributions to Unitholders; (f) attend to all administrative and other matters arising in connection with any redemptions of Trust Units; and (g) ensure compliance with the Fund’s limitations on non-resident ownership.

The Administration Agreement has an initial term of twenty (20) years and is renewable for additional five-year terms at the option of BPI. The Administration Agreement may be terminated by either party in the event of insolvency or receivership of the other party, or in the case of default by the other party in the performance of a material obligation under the Administration Agreement which is not remedied within 30 days after notice thereof has been delivered.
10.3	Management Agreements
BPI provides management, operating and maintenance services to BPT and BPLP for each of their facilities located in Québec, except for the Dolbeau facility, for which BPLP entrusted the supervision of the management to BPI pursuant to an amended and restated management agreement dated June 1, 2004 (the “Management Agreement”). The Dolbeau facility is accordingly directly managed by a subsidiary of AbitibiBowater Inc. (“ABI”) under the ABI Service Agreement and BPI supervises the management of this facility under the Management Agreement. On July 28, 2009, the Honourable Judge Clément Gascon confirmed the termination of the Service Agreement and the Management Agreement as well as the steam purchase agreement of the Dolbeau facility. This order was rendered pursuant to ABI’s request for protection from creditors under the Companies’ Creditor Arrangement Act.
The Management Agreement expires in 2022 and is renewable at the option of BPI for additional five-year terms. In consideration for the services rendered in connection with all the facilities located in Québec, BPI receives an annual base management fee and an amount covering the wages, salaries and benefits of the employees assigned to the operation, supervision, maintenance, security, management and administration of the facilities as well as the cost related to the use of Boralex’s centralized control centre.
These amounts are payable monthly and are indexed annually, on January 1st, based on the variation in the Consumer Price Index (“CPI”). In addition, as an incentive to BPI to enhance the profitability of the Fund and to increase the distributable cash per Trust Unit, BPI may receive an annual incentive fee representing 25% of the amount by which the distributable cash per Trust Unit exceeds the forecasted distributable cash per Trust Unit. In 2009, the total amount paid to BPI pursuant to the Management Agreement was $4,997,000 ($4,961,000 in 2008).
As for the Dolbeau facility, the Service Agreement covered the cost of the wood-residue supply, within certain parameters, salaries, supplies and spare parts, minor maintenance work (described as maintenance not exceeding $250,000 per occurrence), and operating and administrative costs. Major maintenance work and capital expenditures were assumed in addition to the service fees. The fees were adjusted annually based on the variation in the CPI and, if applicable, to give effect to variations in the wood-residue supply costs. Excluding major maintenance work and capital expenditures, the fees related to this facility were calculated before April 17, 2009, date on which ABI asked for protection pursuant to the Companies’ Creditor Arrangement Act, came to $5,281,000 in 2009 ($10,325,000 in 2008). Recently, BPLP conferred the operations and management of the Dolbeau facility to Boralex during the temporary operations of the Dolbeau facility.
BPLP, through two subsidiaries, has entrusted to Boralex Hydro Operations Inc. (“BHOI”), a wholly-owned subsidiary of Boralex, the management, operation and maintenance for the facilities located in the United States pursuant to a management agreement (the “BHOI Management Agreement”). The terms of the BHOI Management Agreement are similar to those of the Management Agreement, except for the fee which is limited to the recovery by

BHOI of the wages, salaries and benefits of the employees assigned to the operation, supervision, maintenance, security, management and administration of the affected facilities as well as the general expenses of such facilities. In 2009, such management fees totalled $452,000 ($434,000 in 2008). The BHOI Management Agreement will expire in 2023 and is renewable for additional terms of five years, at BHOI’s option.
PART 11 — INFORMATION CONCERNING BORALEX
Boralex was incorporated on November 9, 1982 under the CBCA. The registered office of Boralex is located at 36 Lajeunesse Street, Kingsey Falls, Québec, J0A 1B0. Boralex also has administrative offices located at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1. Boralex is a major independent electricity producer whose core business is the development and operation of power stations that run on renewable energy. It owns and operates 28 power stations with a total installed capacity of 410 MW in Canada, the North-eastern United States and France. Also, Boralex has close to 300 MW of energy projects in development. Boralex is distinguished by its diversified expertise and in-depth experience in three power generation segments: wind (13 sites, 152 MW), hydroelectric (8 sites, 40 MW) and thermal (7 sites, 218 MW).
As of September 27, 2010, Boralex holds a 68% interest in the Fund, which has ten power stations with a total installed capacity of 190 MW in Québec and the United States. These sites are managed by BPI.
Boralex employs a multidisciplinary team of over 300 employees, including a management team with high level of expertise in the acquisition, development, construction, operation and management of power stations. Boralex also manages under contract three hydroelectric power stations owned by RSP Hydro Trust, having a total capacity of 12.6 MW.
Boralex’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, whose offices are located at 1250 René-Lévesque Blvd. West, Suite 2800, Montreal, Québec H3B 2G4 and are independent of Boralex within the meaning of the Code of Ethics of the Ordre des Comptables Agréés du Québec.
Boralex files reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.
PART 12 — INFORMATION CONCERNING THE OFFEROR
The Offeror was incorporated under the CBCA on April 13, 2010. Prior to the date hereof, the Offeror had not carried on any commercial activities other than the pursuit of the acquisition of Trust Units and the making of the Offer. The registered office of the Offeror is located at 772 Sherbrooke Street West, Suite 200, Montreal, Québec, H3A 1G1.
PART 13 — INFORMATION CONCERNING SUBCO
Subco was incorporated under the CBCA on September 24, 2010 and is a wholly-owned subsidiary of the Offeror. Subco was incorporated for the purpose of completing the Combination so as to enable the Offeror to acquire the remaining Trust Units not acquired under the Offer. Subco has not carried any material business prior to the date hereof other than in connection with matters directly related to the Combination. The registered office of Subco is located at 772 Sherbrooke Street West, Suite 200, Montreal, Québec, H3A 1G1.
PART 14 — EFFECT OF THE COMPULSORY ACQUISITION OR COMBINATION ON THE MARKETS AND LISTING
The Trust Units are listed on the TSX. The Fund intends to delist the Trust Units from the TSX and to cease to be a reporting issuer under the securities laws of each Province of Canada in which it is a reporting issuer.
PART 15 — OTHER INFORMATION
15.1	Indebtedness of Trustees and Executive Officers
None of the trustees of BPT or executive officers of BPI or Boralex nor any associate of such trustee or executive officer are, as of the date hereof, indebted to BPT or the Fund. Neither the Fund nor BPT extend loans to their trustees or executive officers of BPI or Boralex.
15.2	Interests of Certain Persons in the Matters to be Acted On
Other than as disclosed herein, none of the trustees of BPT or the directors or executive officers of BPI nor any of their associates or affiliates have, as of the date hereof, any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
15.3	Interests of Informed Persons and Others in Material Transactions
At the date of this Circular, none of the trustees nor the management of BPI are aware of any material interest, direct or indirect, of any informed person of the Fund, any proposed trustee or any associate or affiliate of any informed person or proposed trustee in any transaction since the commencement of the Fund’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Fund or any of its affiliates or subsidiaries.
15.4	Other Matters
BPI knows of no other matters to be brought before the Meeting other than those referred to in the accompanying Notice of Meeting.
15.5	Boralex Documents Incorporated by Reference
The following documents of Boralex, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:
A.	Boralex’s Annual Information Form dated March 23, 2010 for the year ended December 31, 2009;

B.	the restated audited consolidated balance sheets of Boralex as at December 31, 2009 and 2008 and the consolidated statements of earnings, retained earnings, comprehensive income (loss) and cash flows for the years then ended, together with the notes thereto, the auditors’ report thereon and the restated management’s discussion and analysis in respect thereof;
C.	the unaudited consolidated balance sheet of Boralex as at June 30, 2010 and the consolidated statements of earnings, retained earnings, comprehensive income (loss) and cash flows for the three and six month periods ended June 30, 2010 and 2009, together with the notes thereto and the management’s discussion and analysis in respect thereof;

D.	Boralex’s management information circular dated March 15, 2010 prepared in connection with the 2010 meeting of shareholders held on May 11, 2010;

E.	Boralex’s short form prospectus dated September 8, 2010, regarding the distribution of $95,000,000 aggregate principal amount of Debentures;

F.	Boralex’s material change report filed on Form 51-102F3 dated May 3, 2010, announcing that Boralex had entered into a definitive support agreement with the Fund pursuant to which Boralex, directly or indirectly through one of its wholly-owned subsidiaries, offered to acquire by way of take-over bid all of the issued and outstanding trust units in the capital of the Fund;

G.	Boralex’s material change report filed on Form 51-102F3 dated March 15, 2010, announcing that Boralex has refinanced Phase I (40 MW) of its Thames River wind farm and obtained financing for Phase II (50 MW) of the same site;

H.	Boralex’s material change report filed on Form 51-102F3 dated August 25, 2010, announcing that (i) Boralex has amended its Offer; (ii) Unitholders representing approximately 9% of the issued and outstanding Trust Units, on a fully-diluted basis, have entered into lock-up agreements with Boralex; and (iii) Boralex entered into an agreement with a syndicate of underwriters, led by TD Securities Inc., pursuant to which the underwriters agreed to purchase, on a bought deal basis, the Debentures;

I.	Boralex’s material change report filed on Form 51-102F3 dated August 26, 2010 and September 1, 2010, announcing that Boralex (i) has increased its previously announced bought deal financing of Debentures with a syndicate of underwriters led by TD Securities Inc. for gross proceeds of $95,000,000 and (ii) has filed with Canadian securities regulatory authorities and the U.S. Securities Exchange Commission, and commenced mailing to Unitholders, a notice of extension and variation and amended letter of acceptance and transmittal formally extending the Offer;

J.	Boralex’s material change report filed on Form 51-102F3 dated September 15, 2010, announcing that Boralex (i) has closed its previously announced bought deal financing of Debentures with a syndicate of underwriters led by TD Securities Inc. for gross proceeds of $95,000,000 and (ii) has taken up 26,428,340 Trust Units tendered pursuant to the Offer;

K.	the Take-Over Bid Circular.
Material change reports (other than confidential reports) and all other documents of the type referred to above filed by Boralex or the Fund with Securities Regulatory Authorities after the date of this Circular are deemed to be incorporated by reference into this Circular.
Any statement contained in this Circular or a document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained in this Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this Circular, except as so modified or superseded.
15.6	Availability of Documents
Copies of the Fund’s most recent Annual Information Form (together with the documents incorporated therein by reference), the financial statements of the Fund for the year ended December 31, 2009, together with the auditors’ report thereon, the management’s discussion and analysis of the Fund’s financial condition and results of operations for the financial year ended December 31, 2009 and this Circular will be available from the Fund upon request. Additional information relating to the Fund and copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Boralex Power Inc., at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1, telephone: 514 284 9890 or by accessing the disclosure documents available on the SEDAR website at www.sedar.com.
15.7	Proposals from Unitholders
No Unitholder proposals were submitted for deliberation at the Meeting.
15.8	Legal Matters
Advice in respect of certain Canadian legal matters concerning the Circular and the opinions contained under “PART 7 — Certain Canadian Federal Income Tax Considerations” of the Circular have been provided by Fraser Milner Casgrain LLP.

Advice in respect of certain United States legal matters concerning the Circular has been provided by K&L Gates LLP and, in the view of such counsel, the statements in “PART 8 — Certain United States Federal Income Tax Considerations”, subject to the caveats contained therein, insofar as such statements constitute summaries of legal matters, fairly present and summarize, in all material respects, the matters referred to therein.
As of the date hereof, to the knowledge of the Fund, the partners and associates of Fraser Milner Casgrain LLP and K&L Gates LLP beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class of the Fund or the Offeror.
15.9	Auditors
Ernst & Young, LLP, Chartered Accountants, is the independent auditor of the Fund.
PART 16 — GLOSSARY
In this Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings set forth below:
“ABI” has the meaning ascribed thereto in Section 10.3 of this Circular.
“Administration Agreement” has the meaning ascribed thereto in Section 10.2 of this Circular.
“allowable capital loss” has the meaning ascribed thereto in subsection 7.1.3.5 of this Circular.
“Amendment” means the amendment of the Trust Agreement, pursuant to the Amendment Resolution.
“Amendment Resolution” means the special resolution provided in Schedule “A” of this Circular.
“Beneficial Owner” has the meaning ascribed thereto in Section 5.13 of the Circular.
“BHOI” has the meaning ascribed thereto in Section 10.3 of this Circular.
“BHOI Management Agreement” has the meaning ascribed thereto in Section 10.3 of this Circular.
“Boralex” means Boralex Inc.
“Boralex Share Interest Payment Election” has the meaning ascribed thereto in Section 5.9 of this Circular.
“Boralex Shares” means the Class A shares of Boralex.
“BPLP” means Boralex Power Limited Partnership.
“BPI” means Boralex Power Inc.
“BPT” means Boralex Power Trust.

“Business Combination Agreement” means the agreement provided in Schedule “C” of this Circular.
“Business Combination Resolution” means the special resolution provided in Schedule “B” of this Circular.
“Cash Alternative” means $5.00 in cash per Trust Unit, subject to proration as set out in the Take-Over Bid Circular.
“Cash Change of Control” has the meaning ascribed thereto in Section 5.8 of this Circular.
“CBCA” means the Canada Business Corporations Act and the regulations thereunder, as amended from time to time.
“CDS” means CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co.
“Change of Control” has the meaning ascribed thereto in Section 5.7 of this Circular.
“Change of Control Conversion Price” has the meaning ascribed thereto in Section 5.8 of this Circular.
“Change of Control Effective Date” has the meaning ascribed thereto in Section 5.8 of this Circular.
“Class B BPLP Units” has the meaning ascribed thereto in Section 2.6 of this Circular.
“Circular” means this Proxy Circular.
“Code” has the meaning ascribed thereto in Section 8.1 of this Circular.
“Combination” means the business combination between Subco and the Fund pursuant to the Business Combination Agreement.
“Common Share” means the common shares in the share capital of Subco having the rights, privileges, restrictions and conditions set out in Exhibit A to the Business Combination Agreement.
“Compulsory Acquisition” has the meaning ascribed thereto in take-over bid provisions in Section 6.29 of the Trust Agreement, as the same may be amended from time to time.
“Conversion Price” means the dollar amount for which each Boralex Share may be issued from time to time upon the a conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6 of the Indenture, as adjusted in accordance with the provisions of Article 6 of the Indenture.
“CPDI Rules” has the meaning ascribed thereto in Section 8.6.1 of this Circular.
“CPI” has the meaning ascribed thereto in Section 10.3 of this Circular.
“CRA” means the Canada Revenue Agency.

“current market price” has the meaning ascribed thereto in Section 5.3 of this Circular.
“Debenture Alternative” means 0.05 of a Debenture per Trust Unit, subject to proration as set out in the Take-Over Bid Circular.
“Debenture Certificates” has the meaning ascribed thereto in Section 5.13 of the Circular.
“Debenture Offer” has the meaning ascribed thereto in Section 5.7 of this Circular.
“Debenture Offer Price” has the meaning ascribed thereto in Section 5.7 of this Circular.
“Debenture Trustee” has the meaning ascribed thereto in PART 5 — The Debentures of this Circular.
“Debentures” means the 6.75% convertible unsecured subordinated debentures of Boralex.
“Depositary” means Computershare Investor Services Inc.
“Effective Date” means the date which is on or about October 21, 2010.
“Election Deadline” means 5:00 p.m. (Montréal time) on the date that is two days prior to the Meeting, which will be October 19, 2010 unless the Meeting is adjourned or otherwise postponed.
“Engagement Letter” has the meaning ascribed thereto in PART 6 — Prior Valuation of this Circular.
“Event of Default” has the meaning ascribed thereto in Section 5.10 of this Circular.
“Exchange” has the meaning ascribed thereto in Section 8.3 of this Circular.
“Expiry Time” means the expiry time of the Offer, as extended.
“Extendible Debentures” has the meaning ascribed thereto in PART 9 — Source of Funds of this Circular.
“Financing” has the meaning ascribed thereto in PART 9 — Source of Funds of this Circular.
“Fund” means Boralex Power Income Fund.
“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.
“Indenture” has the meaning ascribed thereto in PART 5 — The Debentures of this Circular.
“Interest Obligation” has the meaning ascribed thereto in Section 5.9 of this Circular.

“Interest Payment Dates” has the meaning ascribed thereto in Section 5.1 of this Circular.
“Intermediary” has the meaning ascribed thereto in Section 2.5 of this Circular.
“IRS” has the meaning ascribed thereto in Section 8.1 of this Circular.
“Laws” means all statutes, regulations, statutory rules, principles of law, orders, published policies and guidelines and terms and conditions of any grant of approval, permission, authority or license of Governmental Entities (including all Securities Regulatory Authorities and the TSX), and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from Governmental Entities (including all Securities Regulatory Authorities and the TSX) having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.
“Management Agreement” has the meaning ascribed thereto in Section 10.3 of this Circular.
“Maturity Date” has the meaning ascribed thereto in Section 5.1 of this Circular.
“Meeting” has the meaning ascribed thereto in the Introduction of this Circular.
“Meeting Materials” has the meaning ascribed thereto in Section 2.5 of this Circular.
“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators, as amended from time to time.
“MI 62-104” means Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian Securities Administrators, as amended from time to time.
“Non-Registered Holders” has the meaning ascribed thereto in Section 2.5 of this Circular.
“Non-Resident Holder” has the meaning ascribed thereto in Section 7.2 of this Circular.
“non-U.S. Holder” has the meaning ascribed thereto in Section 8.1 of this Circular.
“Note of Meeting” means the notice of the Meeting accompanying this Circular.
“Offer” means the offer to purchase all of the outstanding Trust Units made to Unitholders pursuant to and subject to the terms and conditions of the Take-Over Bid Circular.
“Offeror” means 7503679 Canada Inc.
“OID” has the meaning ascribed thereto in Section 8.6.3 of this Circular.
“Participant” has the meaning ascribed thereto in Section 5.13 of the Circular.
“Person” means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status and whether acting in an individual, fiduciary or other capacity.

“PFIC” has the meaning ascribed thereto in Section 8.3 of this Circular.
“Proposed Amendments” has the meaning ascribed thereto in PART 7 — Certain Canadian Federal Income Tax Considerations of this Circular.
“Redeemable Preferred Shares” means the redeemable preferred shares in the capital of Subco having the rights, privileges, restrictions and conditions set out in Exhibit A to the Business Combination Agreement attached hereto as Schedule “C”.
“Redemption Amount” means the amount of cash and principal amount of Debentures required to redeem the Redeemable Preferred Shares.
“Redemption Consideration” means the consideration in cash and/or in Debentures payable to holders of Redeemable Preferred Shares following redemption thereof.
“Resident Holder” has the meaning ascribed thereto in Section 7.1 of this Circular.
“SEC” means the Unites States Securities and Exchange Commission.
“Securities Regulatory Authorities” means the applicable securities commission or similar regulatory authorities in each of the provinces or territories of Canada.
“Senior Indebtedness” has the meaning ascribed thereto in Section 5.6 of this Circular.
“Sole Trustee” means Computershare Trust Company of Canada as trustee of the Fund.
“Special Committee” means the special committee of independent Trustees established to advise the Trustees with respect to the Offer.
“Special Units” has the meaning ascribed thereto in the Introduction of this Circular.
“Subco” means 7596740 Canada Inc.
“Subsequent Acquisition Transaction” means any proposed arrangement, combination, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving the Fund and/or its subsidiaries and the Offeror or an affiliate of the Offeror (including a transaction involving amendments to the Trust Agreement) which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Trust Units and/or all of the assets of the Fund (which may include amendments to the Trust Agreement).
“Support Agreement” means the support agreement dated May 3, 2010 between Boralex, the Fund and BPI, providing, among other things, for the making of the Offer and the agreement of the Fund to support the Offer.
“Take-Over Bid Circular” means the offer and take-over bid circular dated May 18, 2010, as amended by notice of extension dated June 28, 2010, notice of extension and variation dated July 17, 2010, notice of extension dated July 30, 2010, notice of extension dated August 13, 2010, notice of extension and variation dated August 31, 2010 and notice of extension dated September 17, 2010 (as may be further amended).
“Tax Act” means the Income Tax Act (Canada), including a regulations made thereunder, as amended from time to time.

“taxable capital gain” has the meaning ascribed thereto in subsection 7.1.3.5 of this Circular.
“TFSA” has the meaning ascribed thereto in subsection 7.2.3 of this Circular.
“Treasury Regulations” has the meaning ascribed thereto in Section 8.1 of this Circular.
“Treaty” has the meaning ascribed thereto in Section 8.1 of this Circular.
“Trust Agreement” means the trust agreement of the Fund made as of December 20, 2001, pursuant to which the Fund was created.
“Trust Units” has the meaning ascribed thereto in the Introduction of this Circular.
“Trustees” means the trustees of BPT.
“TSX” means the Toronto Stock Exchange.
“United States Holder” or “U.S. Holder” has the meaning ascribed thereto in Section 8.1 of this Circular.
“Unitholders” has the meaning ascribed thereto in the Introduction of this Circular.
“Voting Trust Units” has the meaning ascribed thereto in the Introduction of this Circular.
PART 17 — APPROVAL OF THE CIRCULAR
The content of this Circular and the sending thereof has been approved by order of the Board of Directors of BPI, as administrator of the Fund, for and on behalf of the Sole Trustee.
(signed) Sylvain Aird
Secretary
Montréal, Québec
September 27, 2010

AUDITORS’ CONSENT
We have read the Notice of Special Meeting of Unitholders and the Proxy Circular of Boralex Power Income Fund (the “Fund”) dated September 27, 2010 (the “Circular”) relating to the special meeting of holders of trust units and special units of the Fund, to approve: (i) the amendment of the Fund’s trust agreement; and (ii) the combination of the Fund with 7596740 Canada Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Boralex Inc. (“Boralex”) on the consolidated balance sheets of Boralex as at December 31, 2009 and 2008 and the consolidated statement of earnings, retained earnings, comprehensive income (loss) and cash flows for the years then ended. Our report is dated February 24, 2010 (except as to notes 3(d) and 23 which are as of August 27, 2010).
(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Montréal, Québec
September 27, 2010

CONSENT OF COUNSEL
We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Management Information Circular of Boralex Power Income Fund dated September 27, 2010 and to the reference to the name of our firm contained under the section “Legal Matters”.
(signed) Fraser Milner Casgrain LLP
Montréal, Québec
September 27, 2010

CONSENT OF COUNSEL
We hereby consent to the reference to us under “Legal Matters”, with respect to “Certain United States Federal Income Tax Considerations” in the Management Information Circular of Boralex Power Income Fund dated September 27, 2010.
(signed) K&L Gates LLP
New York, New York
September 27, 2010

SCHEDULE “A”
THE AMENDMENT RESOLUTION
SPECIAL RESOLUTION OF THE UNITHOLDERS OF BORALEX POWER
INCOME FUND AUTHORIZING AMENDMENTS TO THE TRUST AGREEMENT
WHEREAS Section 11.1 of the trust agreement of Boralex Power Income Fund (the “Fund”) made as of December 20, 2001 (the “Trust Agreement”) provides that the provisions of the Trust Agreement may be amended by Special Resolution (as defined therein).
BE AND IT IS HEREBY RESOLVED BY SPECIAL RESOLUTION:
THAT section 6.29 of the Trust Agreement shall be amended and entirely replaced with the text below:
“(a)	If, within 120 days after the date of a take-over bid for all the outstanding Trust Units (not including Trust Units issuable upon conversion, exercise or exchange of Exchangeable Securities) in jurisdictions in which such take-over bid as solicitation is lawful, together with the Trust Units already held by the offeror or its affiliates or associates, the bid is accepted by the holders of not less than 66 2/3% of the outstanding Trust Units and the Trust Units issuable upon the exchange, conversion or exercise of any outstanding Exchangeable Securities, taken together, then the offeror is entitled, on complying with this section 6.29, to acquire the Trust Units held by the non-tendering offerees and the Trust Units issuable under any outstanding Exchangeable Securities.

(b)	An offeror may acquire Trust Units and Trust Units underlying outstanding Exchangeable Securities held by a non-tendering offeree by sending an offeror’s notice to each non-tendering offeree stating that: (i) the Unitholders holding more than 66 2/3% of the Trust Units and/or entitlements to Trust Units issuable upon the exchange, conversion or exercise of the outstanding Exchangeable Securities, taken together, to which the bid relates have either accepted the take-over bid or are already held by or on behalf of, or issuable to, the offeror or an affiliate or associate of the offeror; (ii) the offeror is bound to take up and pay for or has taken up and paid for the Trust Units of the offerees who accepted the take-over bid; (iii) immediately following the delivery of this notice, a non-tendering offeree is required to transfer his Trust Units and/or Trust Units issuable pursuant to outstanding Exchangeable Securities to the offeror for equal value to and the same form as the consideration that the offeror acquired the Trust Units of the offerees who accepted the take-over bid; (iv) a non-tendering offeree will be deemed to have immediately transferred his Trust Units upon the sending of the offeror’s notice; and (v) those non-tendering offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid equal value to and the same form as the consideration that the offeror would have paid to the non-tendering offeree if the non-tendering offeree had deposited those Trust Units under the offer.

2

(c)	Concurrently with sending of the offeror’s notice under subsection 6.29(b), the offeror shall send to the Trust a list disclosing the name and address of the offeror and the name of the non-tendering offeree with respect to each Trust Unit and/or Exchangeable Security held by a non-tendering offeree.

(d)	A non-tendering offeree to whom an offeror’s notice is sent under subsection 6.29(b) shall, within five days after the notice is sent, deliver its Trust Units and/or Trust Units issuable pursuant to outstanding Exchangeable Securities or cause its Trust Units and/or Trust Units issuable pursuant to outstanding Exchangeable Securities to be sent to the Trust.

(e)	A non-tendering offeree will be deemed to have immediately transferred his Trust Units upon the sending of the offeror’s notice and such non-tendering offerees shall cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the offeror would have paid to the non-tendering offeree if the non-tendering offeree had deposited those Trust Units under the offer.

(f)	Within five days after the offeror sends an offeror’s notice under subsection 6.29(b), the offeror shall pay or transfer to the Trust the amount of money or other consideration equal in value to and in the same form as the consideration that the offeror would have had to pay or transfer to a non-tendering offeree if the non-tendering offeree had tendered under the take-over bid.

(g)	The Trust is deemed to hold on behalf of the non-tendering offeree the money or other consideration it receives under subsection 6.29(e), and the Trust shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation (or any successor thereof) or guaranteed by the Québec Deposit Insurance Board (or any successor thereof), and shall place the other consideration in the custody of a bank or such other body corporate.

(h)	The offeror is permitted, notwithstanding anything to the contrary contained herein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Trust Units taken up under the offer which are at the time beneficially owned by the offeror, if determined necessary or appropriate by the offeror; and is authorized to execute any such amendment to the Trust Agreement in connection herewith.”
THAT the board of trustees of Boralex Power Trust, on behalf of the trustee of the Fund, and the directors and/or officers of its subsidiaries, are directed to cooperate in all respects with the 7503679 Canada Inc. (the “Offeror”) regarding the foregoing including completing any “Compulsory Acquisition” or “Subsequent Acquisition Transaction” undertaken by the Offeror, as contemplated by the Offer and takeover bid circular of the Offeror and Boralex Inc. dated May 18, 2010, as amended.
THAT any officer or director of the Offeror, and any other persons designated by the Offeror in writing, is authorized to execute and deliver all documents and do all acts or things, on behalf of the Fund or otherwise, as may be necessary or desirable to give effect to these special resolutions.

3

THAT, in accordance with Section 11.3 of the Trust Agreement, the trustee of the Fund is hereby authorized and directed to do all things and take all such actions that are appropriate, necessary, advisable or useful in order to give full effect to the foregoing resolutions.
THAT the board of trustees of Boralex Power Trust is hereby authorized to revoke this resolution at any time prior to the amendments becoming effective without further approval of the unitholders of the Fund and to determine not to proceed with the amendments.

SCHEDULE “B”
BUSINESS COMBINATION RESOLUTION
SPECIAL RESOLUTION OF THE HOLDERS OF UNITS AND SPECIAL TRUST
UNITS OF BORALEX POWER INCOME FUND AUTHORIZING THE
BUSINESS COMBINATION
BE AND IT IS HEREBY RESOLVED BY SPECIAL RESOLUTION:
THAT the business combination (the “Business Combination”) between unitholders of Boralex Power Income Fund (the “Fund”) and 7596740 Canada Inc. (“Subco”), a wholly-owned subsidiary of 7503679 Canada Inc., (the “Offeror”), substantially upon the terms and conditions set out in the business combination agreement to be entered into as of on or about October 21, 2010 between Boralex Power Income Fund and Subco, a copy of which is attached as Schedule “C” to the management information circular of the Fund dated September 27, 2010 (the “Circular”), as such agreement may be amended as described in the Circular (the “Business Combination Agreement”), is hereby approved.
THAT the Business Combination Agreement is hereby approved.
THAT the board of trustees of Boralex Power Trust, on behalf of the trustee of the Fund, and the directors and/or officers of its subsidiaries, are directed to cooperate in all respects with the Offeror regarding the foregoing including completing any “Compulsory Acquisition” or “Subsequent Acquisition Transaction” undertaken by the Offeror, as contemplated by the offer and take-over bid circular of the Offeror and Boralex Inc. dated May 18, 2010.
THAT any officer or director of the Offeror, and any other persons designated by the Offeror in writing, is authorized to execute and deliver all documents and do all acts or things, on behalf of the Fund or otherwise, as may be necessary or desirable to give effect to these special resolutions.
THAT, in accordance with Section 11.3 of the trust agreement of the Fund made as of December 20, 2001, the trustee of the Fund is hereby authorized and directed to do all things and take all such actions that are appropriate, necessary, advisable or useful in order to give full effect to the foregoing resolutions.
THAT the board of trustees of Boralex Power Trust is hereby authorized to revoke this resolution at any time prior to the Business Combination becoming effective without further approval of the unitholders of the Fund and to determine not to proceed with the Business Combination.

SCHEDULE “C”
BUSINESS COMBINATION AGREEMENT
THIS BUSINESS COMBINATION AGREEMENT is dated as of the • day of •, 2010.
BETWEEN:
7596710 Canada Inc., a corporation existing under the Canada Business Corporations Act (“Subco”)
AND:
Boralex Power Income Fund, an unincorporated open-ended limited purpose trust established under the Laws of the Province of Québec (the “Fund”)
RECITALS:
A. Subco and the Fund have agreed to a business combination upon the terms and conditions hereinafter set forth (the “Business Combination”);
B. As of the date hereof, the authorized share capital of Subco consists of an unlimited number of common shares and redeemable preferred shares;
C. As of the date hereof, the authorized capital of the Fund consists of an unlimited number of trust units (the “Units”) and special trust units (the “Special Trust Units” and together with the Units the “Voting Trust Units”);
D. Subco and the Fund have each made disclosure to the other of their respective assets and liabilities; and
E. It is desirable that the Business Combination be effected.
NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereby agree as follows:
1. Interpretation
     In this Agreement, the following terms shall have the respective meanings set out below:
“Agreement” means this Business Combination agreement, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Business Combination agreement;
“Business Combination” means the business combination as contemplated in this Agreement;
“Cash Alternative” has the meaning set forth in Exhibit A hereto;

6
“Common Shares” means the common shares in the share capital of Subco having the rights, privileges, restrictions and conditions set out in Exhibit A hereto;
“Debenture Alternative” has the meaning set forth in Exhibit A hereto;
“Effective Date” means the date which is on or about October 21, 2010;
“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
“Laws” means all statutes, regulations, statutory rules, principles of law, orders, published policies and guidelines and terms and conditions of any grant of approval, permission, authority or license of Governmental Entities (including all Securities Regulatory Authorities and the TSX), and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from Governmental Entities (including all Securities Regulatory Authorities and the TSX) having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;
“Offeror” means 7503679 Canada Inc.;
“Person” means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status and whether acting in an individual, fiduciary or other capacity;
“Redemption Amount” has the meaning set forth in Exhibit A hereto;
“Redemption Date” means as soon as practicable on the Effective Date;
“Redeemable Preferred Shares” means the redeemable preferred shares in the share capital of Subco having the rights, privileges, restrictions and conditions set out in Exhibit A hereto;
“Securities Regulatory Authorities” means the applicable securities commission or similar regulatory authorities in each of the provinces or territories of Canada;
“Time of Redemption” has the meaning set forth in Exhibit A.
Words and phrases used but not defined in this Agreement and defined in the CBCA shall have the same meaning in this Agreement as in the CBCA unless the context or subject matter otherwise requires.

7
2. Authorized Share Capital
The authorized share capital of Subco consists of an unlimited number of Common Shares and an unlimited number of Redeemable Preferred Shares. The rights, privileges, restrictions and conditions attached to each class of shares of Subco are described in Exhibit A hereto.
3. Private Company Restrictions
The transfer of securities (other than non-convertible debt securities) of Subco shall be restricted in that no security holder shall be entitled to transfer any such security or securities without either:
(a)	The approval of the directors of Subco expressed by a resolution passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors; or

(b)	The approval of the holders of at least a majority of the shares of Subco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares.
4. Business Combination
On the Effective Date:
(a)	each issued and outstanding Trust Unit (other than those held by Boralex or a wholly owned subsidiary of Boralex) shall be exchanged for one Redeemable Preferred Share; and

(b)	all issued and outstanding Voting Trust Units held by Boralex or a wholly owned subsidiary of Boralex shall be exchanged for a total of 100 Common Shares.
5. Election
Any holder of Units (“Unitholder”) (other than the Offeror and affiliates of the Offeror), who does not properly elect either the Cash Alternative or the Debenture Alternative, with respect to their Units, prior to the Meeting, will be deemed to have elected the Debenture Alternative. Unitholders who wish to elect either the Cash Alternative or the Debenture Alternative should contact their investment dealer, broker or other nominee to receive documentation or instructions on how to make the election.
6. Share Certificates
No certificates shall be issued in respect of the Redeemable Preferred Shares issued pursuant to the Business Combination and such shares shall be evidenced by the certificates representing the Units.

8
7. Prescription Period
On the Effective Date, each Unitholder and holder of Special Trust Units (“Special Trust Unitholder” and together with Unitholder, the “Fund Unitholders”) will be removed from the Fund’s securities register, and will, in the case of a Unitholder, from the first Time of Redemption, represent only the right to receive Redeemable Preferred Shares, which shall be redeemed in accordance with the terms thereof.
Subject to the requirements of applicable Law, if the aggregate Redemption Amount payable upon the redemption of the Redeemable Preferred Shares resulting from the conversion of Units under the Business Combination has not been fully claimed and paid within six years of the Effective Date, any remaining amount, including without limitation all interest thereon, will be returned to and become the property of Subco.
8. General Conditions Precedent
The respective obligations of Subco and the Fund hereto to consummate the transactions contemplated hereby, and in particular the Business Combination, are subject to the satisfaction, on or before the Effective Date, of the following conditions any of which may be waived by the mutual consent of Subco and the Fund without prejudice to their right to rely on the other conditions:
(a)	this Agreement and the Business Combination shall have been approved by the shareholders of Subco and the Fund Unitholders in accordance with the provisions of any applicable regulatory requirements;

(b)	all necessary governmental or regulatory approvals, orders, rulings, exemptions and consents in respect of the Business Combination shall have been obtained on terms satisfactory to Subco and the Fund and any applicable governmental or regulatory waiting period shall have expired or been terminated;

(c)	there shall not be in effect any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment or any other legal restraint or prohibition issued by any government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, bureau, commission, court or tribunal or any subdivision thereof or any other entity or person exercising executive, legislative, judicial, regulatory or administrative authority, which would have the effect of preventing, prohibiting, making illegal or imposing material limitations on the Business Combination or any of the transactions contemplated by the Agreement; and

(d)	Subco and the Fund shall be satisfied that there are reasonable grounds for believing that at the Redemption Date and after payment of the Redemption Amount on redemption of the Redeemable Preferred Shares (i) Subco will be able to pay its liabilities as they become due, and (ii) the realizable value of Subco’s assets will not be less than the aggregate of its liabilities.

9
9. Termination
This Agreement may, prior to the Effective Date, be terminated by the board of directors of Subco or the board of trustees of the Fund notwithstanding the approval thereof by the shareholders, and unitholders, of Subco and the Fund, respectively.
10. Governing Law
This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.
11. Execution and Counterparts
This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.
12. Amendment
This Agreement may at any time and from time to time be amended by written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:
(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive compliance with or modify any of the covenants contained herein or waive or modify performance of any of the obligations of the parties hereto; or

(c)	waive compliance with or modify any other conditions precedent contained herein;
provided that no such amendment shall change the provisions hereof regarding the consideration to be received by the unitholders of the Fund for their Voting Trust Units, without approval of such shareholders, given in the same manner as required for the approval of the Business Combination.
13. Entire Agreement
This Agreement constitutes the entire agreement among the parties to this Agreement relating to the Business Combination and supersedes all prior agreements and understandings, oral and written, between such parties with respect to the subject matter hereof.
[Signature Page Follows]

10
IN WITNESS WHEREOF the parties have executed this Agreement.

7503679 CANADA INC.
By:
Name:
Title:

BORALEX POWER INCOME FUND
By:
Name:
Title:

11
EXHIBIT A
Pertaining to the Share Capital of 7596740 Canada Inc.
(the “Corporation”)
The authorized share capital of the Corporation shall consist of an unlimited number of Common Shares and an unlimited number of Redeemable Preferred Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of the Corporation shall be as follows:
REDEEMABLE PREFERRED SHARES
Redemption
The Corporation shall, immediately after their issuance thereof (the “Time of Redemption”), redeem all of the Redeemable Preferred Shares in accordance with the following provisions of this section. Except as hereinafter provided or as otherwise determined by the Corporation, no notice of redemption or other act or formality on the part of the Corporation shall be required to call the Redeemable Preferred Shares for redemption.
At or before the Time of Redemption, the Corporation shall have delivered or cause to be delivered to, and Computershare Investor Services Inc. or such other bank or trust company as may be appointed by the Corporation from time to time (the “Depositary”), at its principal office in the City of Montréal, Province of Québec, shall have received $37,743,000 in cash (the “Cash Consideration”) and $56,615,000 in aggregate principal amount of 6.75% convertible unsecured subordinated debentures of Boralex Inc. (the “Debentures”) less any cash and Debentures used subsequent to September 27, 2010, to acquire any additional units tendered under the offer to purchase by 7503679 Canada Inc., dated May 18, 2010, as extended (the “Redemption Amount”). Delivery and receipt of the aggregate Redemption Amount in such a manner shall be a full and complete discharge of the Corporation’s obligation to deliver the aggregate Redemption Amount to the holders of Redeemable Preferred Shares.
From and after the applicable Time of Redemption, (i) the Depositary shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Redeemable Preferred Shares, at the election of the respective holders of the Redeemable Preferred Shares, $5.00 consideration per Redeemable Preferred Share in the form of (a) cheque (the “Cash Alternative”), or (b) 0.05 of a $100 principal amount of Debentures (the “Debenture Alternative”), in each case subject to proration with the maximum being the Redemption Amount for all Redeemable Preferred Shares to be redeemed, and (ii) the former holders of Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Redemption Amount therefor, provided that if satisfaction of the Redemption Amount for any Redeemable Preferred Share is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. Under no circumstances will interest on the Redemption Amount be paid by the Corporation whether as a result of any delay in paying the Redemption Amount or otherwise.
Any Unitholder (other than the Offeror and affiliates of the Offeror) who does not properly elect the Cash Alternative or the Debenture Alternative, with respect to their Units, prior to the special meeting of Unitholders to be held on October 21, 2010, will be deemed to have elected the Debenture Alternative.

12
Upon Time of Redemption, each Redeemable Preferred Share in respect of which deposit of the Redemption Amount has been made with the Depositary shall be redeemed and cancelled, the Corporation shall be fully and completely discharged from its obligations with respect to the payment of the Redemption Amount to such holders of Redeemable Preferred Shares, and the rights of such holders shall be limited to receiving the Redemption Amount payable to them. Subject to the requirements of applicable Law with respect to unclaimed property, if the Redemption Amount has not been fully claimed and paid in accordance with the provisions hereof within six years of the Time of Redemption, the Redemption Amount, including without limitation all interest thereon, shall be forfeited to the Corporation and any person who surrenders certificates after the sixth anniversary of the Time of Redemption will not be entitled to the Redemption Amount or other compensation.
Priority
The Common Shares shall rank junior to the Redeemable Preferred Shares and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to the Redeemable Preferred Shares.
Dividends
The holders of the Redeemable Preferred Shares shall not be entitled to receive any dividends thereon.
Voting Rights
Except as otherwise provided in the CBCA, the holders of the Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.
Liquidation, Dissolution or Winding-Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Redeemable Preferred Shares upon satisfaction of the Redemption Amount in respect of each Redeemable Preferred Share as provided herein, the holders of Redeemable Preferred Shares shall be entitled to receive, and the Corporation shall pay to such holders, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Common Shares or any other class of shares ranking junior to the Redeemable Preferred Shares as to such entitlement, an amount equal to the Redemption Amount for each Redeemable Preferred Share held by them respectively and no more. After payment to the holders of the Redeemable Preferred Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.
COMMON SHARES
Dividends
The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation

13
properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.
Voting Rights
The holders of the Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meetings, except a meeting of holders of a particular class or series of shares other than the Common Shares who are entitled to vote separately as a class or series at such meeting.
Liquidation, Dissolution or Winding-Up
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the property or assets of the Corporation upon such distribution in priority to or ratably with the holders of the Common Shares, be entitled to receive the remaining property and assets of the Corporation.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification.
     Under the Canada Business Corporations Act (the “CBCA”), the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity and provided that the director, officer or other individual acted honestly and in good faith with a view to the best interest of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director, officer or other individual referred to above is entitled to indemnification from the Registrant as a matter of right if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.
     A resolution of the Board of Directors, adopted February 28, 2006, provides that, subject to the limitations of laws governing the Registrant (which are summarized in the foregoing paragraph) but without limit to the right of the Registrant to indemnify any person, the Registrant shall indemnify the aforementioned individuals against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by such individuals in respect of any civil, criminal, administrative, investigative or other proceeding in which such individuals are involved because of that association with the Registrant or other entity.
     The Registrant has purchased liability insurance to cover its directors and officers against various claims that could arise in the course of their mandate. The policy provides coverage in respect of liability claims or the reimbursement of amounts already paid in that respect. The policy includes a deductible for each claim made against the Registrant.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Exhibits
     The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description

2.1	Support Agreement between the Registrant and Boralex Power Income Fund and Boralex Power Inc., dated May 3, 2010(1)

2.2	Voting Agreement between Boralex Power Income Fund and Cascades Inc., dated May 3, 2010(1)

2.3	Voting Agreement between Boralex Power Income Fund and Mr. Edward J. Kernaghan, dated May 3, 2010(1)

4.1	Consent of Fraser Milner Casgrain LLP(1)

4.2	Consent of K&L Gates LLP(1)

4.3	Consent of PricewaterhouseCoopers LLP(2)

4.4	Consent of BMO Nesbitt Burns Inc. (1)

4.5	Consent of K&L Gates LLP(3)

4.6	Consent of PricewaterhouseCoopers LLP

II-1

Exhibit No.	Description
4.7	Consent of K&L Gates LLP

4.8	Consent of Fraser Milner Casgrain LLP

5.1	Powers of Attorney of certain officers and directors (included on the signature page) (1)

6.1	Form of Trust Indenture by and between Boralex Inc. and Computershare Trust Company of Canada(1)

(1)	Previously filed with the Registrant’s Form F-8 (Commission File No. 333-166979) filed with the U.S. Securities and Exchange Commission on May 20, 2010.

(2)	Previously filed with the Registrant’s Amendment No. 5 to Form F-8 (Commission File No. 333-166979) filed with the U.S. Securities and Exchange Commission on September 2, 2010.

(3)	Previously filed with the Registrant’s Amendment No. 6 to Form F-8 (Commission File No. 333-166979) filed with the U.S. Securities and Exchange Commission on September 8, 2010.
     The Support Agreement has been included to provide information regarding its terms. It is not intended to provide any other factual information about the Registrant, the Fund or Boralex Power Inc. (“Power”). Such information can be found elsewhere in this Registration Statement and in the other public filings that that the Registrant and the Fund make with securities commissions or similar authorities in Canada, which are available without charge at www.sedar.com.
     The representations and warranties included in the Support Agreement were made by each of the Registrant, the Fund and Power to each other. These representations and warranties were made as of specific dates and are subject to important exceptions and limitations, including a contractual standard of materiality that may be different from that generally applicable under securities laws. In addition, the representations and warranties may have been included in the Support Agreement for the purpose of allocating risk between the Registrant, the Fund and Power, rather than to establish matters as facts. The Support Agreement is described in this Registration Statement and attached as Exhibit 2.1 hereto only to provide information regarding its terms and conditions, and not to provide any other factual information regarding the Registrant, the Fund, Power or their respective businesses. Accordingly, you should not rely on the representations and warranties in the Support Agreement as characterizations of the actual state of facts about the Registrant, the Fund or Power, and you should read the information provided elsewhere in this Registration Statement and in the documents incorporated by reference into the Offer to Purchase and Circular for information regarding the Registrant, the Fund and Power and their respective businesses. See “Documents Incorporated by Reference” in the Offer to Purchase and Circular, dated May 18, 2010. Also, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Support Agreement. While we do not believe that they contain information securities laws require us to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, quantifies and creates exceptions to the representations and warranties set forth in the Support Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in the Registrant, the Fund and Power prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Support Agreement, which subsequent information may or may not be fully reflected in our public disclosures.

II-2

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking.
(a)	The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-8 or to transactions in such securities.

(b)	The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.
Item 2. Consent to Service of Process.
(a)	On May 20, 2010, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	On May 20, 2010, Computershare Trust Company of Canada, the debenture trustee with respect to the registered securities, filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(c)	Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 8 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montréal, Province of Québec, Country of Canada on September 28, 2010.

BORALEX INC.
By:	/s/ Sylvain Aird
	Name:	Sylvain Aird
	Title:	Vice-President, Legal Affairs and Corporate Secretary

     Pursuant to the requirements of the Securities Act, this Amendment No. 8 to the Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on September 28, 2010.

Signature	Title

/s/ Patrick Lemaire Patrick Lemaire	President, Chief Executive Officer and Director

* Jean-François Thibodeau	Vice-President and Chief Financial Officer

* Bernard Lemaire	Director

*	Director
Germain Benoit

* Allan Hogg	Director

* Edward H. Kernaghan	Director

* Richard Lemaire	Director

* Yves Rheault	Director

* Michelle Samson-Doel	Director

* Gilles Shooner	Director

*	Pursuant to the Powers of Attorney on the signature page of the Registrant’s Form F-8 filed with the U.S. Securities and Exchange Commission on May 20, 2010, Patrick Lemaire, as attorney-in-fact, does hereby sign this Amendment No. 8 to the Registration Statement on behalf of each such director, in each case in the capacity of director, and on behalf of Jean-François Thibodeau, in the capacity of Vice-President and Chief Financial Officer.

By:	/s/ Patrick Lemaire
	Name:	Patrick Lemaire
	Title:	Attorney-in-Fact

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Amendment No. 8 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Montréal, Province of Québec, Country of Canada on September 28, 2010.

BORALEX US HOLDINGS INC.
By:	/s/ Sylvain Aird
	Name:	Sylvain Aird
	Title:	Secretary